

JOHN WILEY & SONS, INC., 2002 ANNUAL REPORT


Professional Chef
THE CULINARY INSTITUTE OF AMERICA
Windows XP FOR DUMMIES
ARTHA INC
THE CREDIBLE STORY OF MARTHA STEWART LIVING
ACCOUNTING PRINCIPLES
ANNOTATED INSTRUCTOR'S EDITION
CANCER

DELIVERING VALUE | WILEY | DRIVING GROWTH

Wiley continues to prosper because of our commitment to the proposition that delivering value drives growth. The interests of our stakeholders are intertwined. Thus, we define value in terms of the benefit we generate for authors, customers, shareholders, business partners, and employees.



"*Wiley InterScience*, with its many features, meets our need for effective Web delivery of our journal."

Wiley has built a growing society journal program by capturing the publishing contracts for major journals when they come up for renewal. Most recently, the *British Journal of Surgery*, the premier surgical journal in Europe, selected Wiley Europe as its publisher. Chris Russell, Chairman of the British Journal of Surgery Society Ltd., says, "The Society is committed to expanding the *British Journal of Surgery* in quality, content, and influence. Wiley was the best-equipped publisher to deliver on these ambitious goals."

VALUE DELIVERED | PROGRESSIVE AND EFFICIENT EDITORIAL MANAGEMENT; INNOVATIVE WEB DELIVERY VIA *WILEY INTERSCIENCE*; ABILITY TO DEVELOP COMMUNITY-OF-INTEREST AND WEB PORTALS

CHRIS RUSSELL | Chairman,
British Journal of Surgery Society Ltd.



"Our successful publishing program is based on a long-term alliance with Wiley."

The Culinary Institute of America is the world's most prestigious culinary school. Its commitment to excellence is reflected in several books published by Wiley. "Wiley has an unusual ability to sell books into a variety of markets," Tim Ryan, the Culinary Institute's President, observes. This strength fits well with the Institute's titles, which appeal to food service professionals and are also adopted for classroom use and purchased by consumers. The top-selling Culinary Institute title is *The Professional Chef*, now in its seventh edition. We continue to build our relationship with the Institute, with several new titles in development.

VALUE DELIVERED | ABILITY TO MAXIMIZE SALES BY DRIVING DISTRIBUTION INTO PROFESSIONAL, CONSUMER, AND EDUCATIONAL MARKETS

TIMOTHY RYAN | President,
The Culinary Institute of America

“My calculus textbook was [illegible]

Willy De Los Santos is a student at City College of New York. Like many of our customers, he will have a lifelong relationship with Wiley. He recently took a course that uses Hughes-Hallett: *Applied Calculus*, published by Wiley. *Applied Calculus* is designed to help teachers teach and students learn, as is true of all our higher education products. De Los Santos has, in addition, used *CliffsNotes* (which Wiley acquired with Hungry Minds) in high school and college for supplementary information in courses from literature to science to math. “They’re handy as a quick reference,” he says. After he graduates, he will almost certainly continue to use Wiley products, each targeted to his particular needs, throughout his professional career.

VALUE DELIVERED | MUST-HAVE CONTENT THAT IS RELEVANT THROUGHOUT OUR CUSTOMERS’ PERSONAL, EDUCATIONAL, AND PROFESSIONAL LIVES



WILLY DE LOS SANTOS | College Senior

We apply best practices to create value at Wiley and the companies we acquire, such as Hungry Minds in fiscal 2002 . Richard Swadley says best practices are a two-way street. "Hungry Minds published technology books for consumers, and Wiley for professionals," he states. "We are using the best practices of both." Hungry Minds knew how to get products to market quickly, so we have adopted its editorial and production practices. We have, in turn, applied our distribution skills to boost sales of consumer titles. Integration creates opportunities. *CISSP Prep Guide* (for professionals seeking CISSP certification) was a top-selling Wiley title in fiscal 2002. We are now publishing *CISSP For Dummies*, which has test-taking tips. "We ask what a beginning, intermediate, and advanced reader would need," Bob Ipsen states, "and publish for each."

VALUE DELIVERED | DRIVING REVENUE AND EARNINGS GROWTH BY APPLYING BEST PRACTICES



"Wiley has adopted Hungry Minds' editorial services and production management practices."

RICHARD SWADLEY | Vice President and Group Executive Publisher, *Wiley Technology Publishing*



"The Wiley program is built on each company's strengths."

BOB IPSEN | Vice President and Executive Publisher, *Wiley Technology Publishing*



"*TNM MobileEdition*™ provides cancer staging information right at my fingertips."

Dr. Mary K. Gospodarowicz is an eminent radiation oncologist who has written and lectured extensively on the management of patients with genitourinary cancer. During her hospital rounds, she used to take along several reference books. Now she can access the same information electronically on her PDA (personal digital assistant) with *TNM MobileEdition*, published by Wiley. The International Union Against Cancer's TNM (tumour, nodes, and metastases) staging system is the globally accepted means for classifying the stage of cancer spread. *TNM MobileEdition* includes the complete text of *TNM Classification of Malignant Tumours* sixth edition, as well as portions of *TNM Supplement* second edition, both published in print by Wiley on behalf of the UICC. *TNM MobileEdition* also has an interactive calculator that automatically determines the staging of the disease after she enters the T, N, and M components and it provides a patient record-keeping applet.

VALUE DELIVERED | PROVIDING MUST-HAVE CONTENT AT THE POINT OF CARE

DR. MARY K. GOSPODAROWICZ | Professor and Chair of the Department of Radiation Oncology, *Princess Margaret Hospital, Toronto*



"We admire the text Westen: *Psychology*. What we hear from our students reinforces that regard."

LESLIE ANGEL | Dr. Polzella's Graduate Teaching Assistant, *University of Dayton*



"I'm on call to help faculty integrate Wiley digital materials into their courses."

DONALD J. POLZELLA, PH.D. | Professor of Psychology, *University of Dayton*. Member, *Wiley Faculty Resource Network*


Student Companion Site

Dr. Donald Polzella is an experienced, creative teacher who shares his knowledge with other psychology professors through Wiley's innovative Faculty Resource Network. We created the network to help faculty integrate Wiley technology into their curricula. Dr. Polzella uses a Wiley text, Westen: *Psychology* third edition, for his introductory course and employs various Wiley technology products. He even codeveloped an online course based on Westen: *Psychology*. Pedagogical technology is a powerful tool, yet also has challenges. Through the Faculty Resource Network, he says, "I respond to questions and troubleshoot and offer suggestions based on personal experience." The success of the network reflects the value of the peer-to-peer support it provides.

VALUE DELIVERED : PRODUCTS AND SERVICES THAT HELP TEACHERS TEACH AND STUDENTS LEARN

"Wiley's reputation for quality and substantive content is unparalleled in the finance and business communities. This is a perfect fit."

Frank J. Fabozzi, who writes and edits the renowned Fabozzi Series of finance books for professionals, would be welcomed at any business publisher. He recently chose Wiley, selling us his publishing company. One reason, he says, is the Wiley reputation for leadership in publishing for professionals, academics, and students in finance. A specific benefit is the opportunity to broaden the distribution of his books. "Wiley has a strong global presence that makes the Fabozzi Series available to a much wider audience," he notes. The Fabozzi Series consists of a backlist of 80 titles and about 10 new books a year, including the forthcoming *The Theory and Practice of Investment Management*, coedited by Fabozzi and Harry Markowitz, the 1990 co-recipient of the Nobel Prize in Economic Science. The editorial partnership between Dr. Fabozzi and Wiley promises to keep the series relevant and dynamic.

VALUE DELIVERED | STRONG COMMITMENT TO AUTHORS; FOCUSED CATEGORY APPROACH; PUBLISHING SKILLS; GLOBAL DISTRIBUTION



FRANK J. FABOZZI | Author and Editor


REVENUES ($ MILLIONS)
$800
$600
$400
$200
$0
$255
$734
'92
'93
'94
'95
'96
'97
'98
'99
'00
'01
'02

Wiley's revenues have grown at a compound annual rate of 11% since 1992, as a result of strong organic growth and successful acquisitions.


EBITA ($ MILLIONS)
$120
$100
$80
$60
$40
$20
$0
$12
$118
'92
'93
'94
'95
'96
'97
'98(a)
'99
'00
'01
'02(a)

EBITA (earnings before interest, taxes, and amortization of intangible assets) has increased at a compound annual rate of 26%.


EARNINGS PER SHARE
$1.20
$.90
$.60
$.30
$0
$.05
$1.03
'92
'93
'94
'95
'96
'97
'98(a)
'99
'00
'01
'02(a)

Earnings per diluted share has increased at a compound annual rate of 35% since 1992.


STOCK PRICE(b)
$30
$25
$20
$15
$10
$5
$0
$2.52
$26.60
'92
'93
'94
'95
'96
'97
'98
'99
'00
'01
'02

Wiley's Class A Common Stock price has grown in value at a compound annual rate of 27%.

(a) Excluding unusual items in fiscal years 1998 and 2002.
(b) As of fiscal year-end April 30.

By effectively implementing our strategies and delivering value, we have achieved one of the strongest growth records in the publishing industry.

FINANCIAL HIGHLIGHTS

FOR THE YEARS ENDED APRIL 30	2002	2001	% Change
REVENUES	$734,396,000	$613,790,000	20%
OPERATING INCOME			
Excluding Unusual Items	*$100,075,000*	*$ 95,424,000*	*5%*
As Reported[a]	$ 87,763,000	$ 95,424,000	(8%)
NET INCOME			
Excluding Unusual Items	*$64,999,000*	*$ 58,918,000*	*10%*
As Reported[a]	$ 57,316,000	$ 58,918,000	(3%)
EARNINGS PER SHARE — DILUTED			
Excluding Unusual Items	*$ 1.03*	*$ .93*	*11%*
As Reported[a]	$ .91	$ .93	(2%)
RETURN ON EQUITY			
Excluding Unusual Items	*26%*	*28%*	—
As Reported[a]	23%	28%	—
DIVIDENDS PER SHARE			
Class A Common	$ .18	$ .16	13%
Class B Common	$ .18	$ .16	13%

[a] Fiscal 2002 includes an unusual charge to earnings amounting to approximately $12,312,000 or $7,683,000 after tax, equal to $0.12 per diluted share, relating to the relocation of the Company's headquarters and includes lease payments on the vacated premises and the accelerated depreciation of leasehold improvements and certain furniture and fixtures and equipment based on revised estimates of useful lives.


Teach Yourself
VISUALLY
Office XP


Grade

Macromolecular
Bioscience

THE
GUIDE

TO OUR SHAREHOLDERS | Wiley had another excellent year, continuing our performance as one of the fastest-growing publishing companies. We have achieved double-digit compound annual growth in revenues and earnings during the past decade:

- 11% compound annual growth in revenues from fiscal 1992 to fiscal 2002;
- 26% compound annual growth in EBITA (earnings before interest, taxes, and amortization of intangibles), before unusual items, in the same period;
- 35% compound annual growth in net earnings per share, before unusual items, over the past decade.
- Driven by this performance, Wiley's Class A stock has appreciated in value at a compound annual rate of 27% in the 10 years ended April 30, 2002.



BRADFORD WILEY II | WILLIAM J. PESCE

SOLID RESULTS IN FISCAL 2002

We continued our growth in fiscal 2002 despite the weak economy and the impact of the events of September 11th. Revenues advanced 20%, including the acquisition of Hungry Minds. Revenue growth, excluding Hungry Minds, was 5%.

Net income rose 10% in fiscal 2002, or 11% per diluted share, excluding an unusual charge for the relocation of the Company's headquarters to a waterfront site in Hoboken, New Jersey. The after-tax charge amounted to $7.7 million, or $0.12 per diluted share. We expect to incur an additional after-tax charge of approximately $2.5 million in the first quarter of fiscal 2003 for relocation-related expenses. The move to Hoboken provides a more collaborative and efficient workspace with room for expansion.

We maintained a healthy balance sheet, supported by operating cash flow of $140.4 million in fiscal 2002. The Company does not have any off-balance-sheet debt.

After fiscal year-end, the Board of Directors increased the quraterly dividend on both the Class A and Class B Common Stock to $0.05 per share from $0.045, marking the ninth consecutive year in which the dividend has been raised.

ORGANIC GROWTH AND ACQUISITIONS

We are pleased with the past year's results, which were achieved through the continued effective execution of our strategy. We are creating value for our stakeholders by generating strong organic growth complemented by acquisitions.

We have a well-established track record of acquiring companies at attractive prices and improving their performance. In fiscal 2002, we acquired several publishing properties for a total of $232.4 million, including Hungry Minds in September 2001 for $184.9 million, the largest acquisition in Wiley's history. Hungry Minds' extensive portfolio of best-selling brands includes the *For Dummies* series, the technological *Bible* and *Visual* series, *Frommer's* travel guides, *CliffsNotes*, and *Webster's New World Dictionary*. The integration and success of Hungry Minds offer a textbook case study of strategy, planning, and execution on the part of dozens of talented people working as a team throughout the organization. Since completing the acquisition, we have reduced costs and improved the distribution of Hungry Minds' products, especially through online channels. Equally important, the acquisition has strengthened Wiley's skills in brand management and product development. The acquisition was accretive to earnings in fiscal 2002 and is exceeding our expectations.

FOCUS ON THREE CORE BUSINESSES

Wiley is a leading provider of must-have content and services for communities of interest. Demand for our content and services continues to be driven by the rapid pace of change in science and technology, an increasingly global business environment, and favorable demographics. Our businesses are not heavily dependent on advertising revenues. With our leadership positions in attractive markets, we see many opportunities for continued growth.

◦ Our professional/trade business publishes books and subscription products for professionals and consumers in targeted segments, including business, consumer, psychology, architecture, technology, teacher education, travel, reference, accounting, and culinary. Global revenues advanced 48% in fiscal 2002. While organic growth, excluding acquisitions, was 1%, if we leave out the September-to-December period following the terrorist attack, organic growth in our professional/trade business was 8%. The Hungry Minds acquisition approximately doubled the size of our professional/trade business, adding scale and enabling us to leverage our infrastructure to drive revenues and profits. Fiscal 2002 results were powered by several best-selling titles, including *Windows XP For Dummies*, the industry's top-selling computer book during the year; *Martha Inc.: The Incredible Story of Martha Stewart Living Omnimedia* by

Christopher Byron, which was published on April 8th and quickly moved onto best-seller lists at *The New York Times* and many other periodicals; and *The Ultimate Safe Money Guide: How Everyone 50 and Over Can Protect, Save and Grow Their Money* by Martin Weiss, which appeared on best-seller lists at *Business Week*, *The Wall Street Journal*, and other publications.

◦ Our scientific, technical, and medical (STM) business publishes journals, encyclopedias, books, and online products and services. Global revenues increased 7% in fiscal 2002. This business is moving rapidly into the electronic world. *Wiley InterScience*, our profitable online service launched commercially in January 1999, is now licensed by customers in 87 countries, delivering STM content to nearly six million scientists, researchers, academics, and professionals. Customer response has been strong, with more than 43,000 user sessions per day being recorded at the end of fiscal 2002, up from 23,000 per day a year earlier. We continue to add functionality and content to *Wiley InterScience* to increase its value to our customers and build its revenue stream.

◦ Our higher education business creates educational materials, in print and electronic formats, for undergraduate and graduate students as well as for lifelong learners. Global revenues were up 5% in fiscal 2002. We are focused on courses in the sciences, mathematics, engineering, and accounting, with growing positions in business, computer science, psychology, education, nutrition, and modern languages. As the higher education community embraces technology, we are creating powerful platforms and tools – such as *eGrade* and *Calculus Machina* – that can be used across all our programs, yet can be customized to meet the needs of each course. In addition, we have approximately 1,700 Web sites that support our texts, as well as many Web-based free and for-sale supplements.

To optimize sales, we develop products that can be distributed globally. Examples include higher education titles such as Boyce and DiPrima: *Elementary Differential Equations* and Tortora and Grabowski: *Principles of Anatomy and Physiology*, both of which are used in classrooms worldwide; business titles such as the new second edition of Damodaran: *Investment Valuation: Tools and Techniques for Determining the Value of Any Asset*; and technology titles such as Chirillo: *Hack Attacks Revealed*. Including the Hungry Minds acquisition, about one-third of Wiley's revenues are generated outside the United States.

We also optimize revenues by selling across markets, such as by selling professional/trade and STM products for use in college courses and selling higher education products for use by professionals.

THREE STRATEGIC GOALS

We measure our performance based on three strategic goals:

◦ Increase profitability, cash flow, and return on investment. Wiley is a performance-driven company. We constantly seek ways to improve our financial results, as reflected in our excellent 10-year growth record.

◦ Build long-term relationships with customers. A key strategic goal is to build lasting relationships with the communities we serve throughout their personal, educational, and professional lives. We are using the Web to facilitate customization, searchability, interactivity, and easier access to our deep reservoir of quality content, thereby serving our customers better and generating incremental revenue.

◦ Strengthen the Company's position as the place to be for authors, employees, and partners. Wiley's leadership team recognizes that sustainable competitive advantage is achieved by attracting, developing, and retaining highly capable people and creating an environment in which these people work together, with authors and partners, to serve the needs of our customers.

MAJOR GROWTH STRATEGIES

We seek to achieve these goals by pursuing five key growth strategies:

◦ *Exploiting Wiley's global position and brands.* Our ability to distribute content worldwide provides a competitive advantage, attracting authors and maximizing revenues.

In addition, brand recognition is increasingly important as competition among publishers intensifies. Our highly regarded brands and Wiley's reputation for quality and collaboration are hallmarks of authenticity to customers, authors, and other stakeholders.

◦ *Driving Web-enabled revenue growth.* We are leveraging the Internet as a growth vehicle by distributing content online, selling print products through online retailers, and developing direct-to-end-user capabilities. Including the Hungry Minds acquisition, approximately 25% of our global revenues are currently Web-enabled, and we expect that figure to increase to approximately 40% within the next three years. By employing technology to meet customer needs, rather than forging ahead with technology for its own sake, we have avoided costly mistakes.

◦ *Leveraging the connections among Wiley's core businesses.* There are significant opportunities to capitalize on the connections among Wiley's three core businesses, such as by selling professional/trade titles into higher education markets and by sharing technology, like *Wiley InterScience*, across our businesses. We intend to fuel revenue and earnings growth by exploiting these connections even more in the future.

◦ *Pursuing strategic partnerships and alliances.* We have formed product and marketing alliances with some of the most prestigious organizations in the world, including the Peter F. Drucker Foundation, CNBC, PricewaterhouseCoopers, Ernst & Young, the American Institute of Architects, the American Cancer Society, and the British Journal of Surgery Society Ltd. Our alliances have resulted in a growing list of top-selling titles, such as the new edition of the Culinary Institute of America's *The Professional Chef*, one of the world's most influential culinary books. We will continue to form new alliances that create value.

◦ *Building on our successful track record with acquisitions.* During the past three years, we have invested more than $390 million in acquisitions. We remain opportunistic in our approach and have the financial resources to make acquisitions that fit our strategic goals and meet our high financial standards.

A COMMITTED LEADERSHIP

The leadership team responsible for Wiley's success during the past decade remains intact, reflecting its commitment to Wiley's long-term success and the Company's ability to attract and retain talent. This team's compensation is performance driven, including a competitive base salary and annual and long-term incentive plans. The annual incentive is based on the achievement of revenue, earnings, and cash flow goals and strategic objectives. The long-term incentive is comprised of performance shares and stock options. Performance shares are paid out only when earnings and cash flow goals projected in the Company's three-year strategic plan are achieved. The options have value only when the share price appreciates. Both forms of equity have vesting provisions that encourage retention.

OUTLOOK

We look to the future with confidence and enthusiasm. We anticipate another year of profitable growth in fiscal 2003, as we continue to implement our strategies. We thank Wiley's authors, employees, partners, and shareholders for their support and dedication to the Company's success.

William J. Pesce

WILLIAM J. PESCE
President and Chief Executive Officer

Bradford Wiley II

BRADFORD WILEY II
Chairman of the Board

June 21, 2002

WILEY AT A GLANCE

Founded in 1807, John Wiley & Sons, Inc., provides must-have content and services to customers worldwide. Its core businesses include professional and consumer books and subscription services; scientific, technical, and medical journals, encyclopedias, books, and online products and services; and educational materials for undergraduate and graduate students and lifelong learners. Wiley has publishing, marketing, and distribution centers in the United States, Canada, Europe, Asia, and Australia. The Company is listed on the New York Stock Exchange under the symbols JWa and JWb. Wiley's Internet site can be accessed at www.wiley.com.

The Company continued its growth in fiscal 2002, with revenues advancing 20% and net income before unusual items increasing 10%.

In 2002, The Wiley Foundation and John Wiley & Sons, Inc., established the annual Wiley Prize in the Biomedical Sciences to recognize contributions that have opened new fields of research or advanced novel concepts or their applications in biomedical science. The prize was awarded in its first year to Dr. H. Robert Horvitz of MIT for his seminal research on programmed cell death and Dr. Stanley J. Korsmeyer of the Dana Farber Cancer Institute for his discovery of the relationship between human lymphomas and the fundamental biological process of apoptosis.

PROFESSIONAL/TRADE

products

- Books and subscription products in all media

customers

- Professionals and consumers in targeted segments, including business, consumer, psychology, architecture, technology, teacher education, travel, reference, accounting, and culinary

key brands/franchises

- *Wiley, Jossey-Bass, For Dummies, J.K. Lasser, Bible, CliffsNotes, Frommer's, Unofficial Guide, Visual, Pfeiffer, Webster's New World,* Thera*Scribe/Practice Planner*

fiscal 2002 highlights

- Global revenues up 48%, including acquisitions
- Acquired Hungry Minds, Wrightbooks, and Frank J. Fabozzi Publishing; after fiscal year-end, acquired approximately 250 titles from Prentice Hall Direct
- Published more than 1,300 titles, including *The Professional Chef, The Architect's Handbook of Professional Practice, Windows XP For Dummies*, and *Martha Inc.: The Incredible Story of Martha Stewart Living Omnimedia* by Christopher Byron
- Launched online products including *ExpressExec* management books and Thera*Forms* downloadable forms from Wiley's practice management books
- Gained market share with all major accounts

growth factors

- Worldwide demand growth for must-have professional, business, technical, and consumer information
- Increased penetration of global markets as a result of coordinated product development, sales, and marketing
- Growth of online bookselling, which generates incremental sales of Wiley's backlist
- Emerging demand in library, professional, and consumer markets for digital content, such as downloadable ebooks and productivity tools and online services and knowledge repositories

products



J.K. LASSER'S
YOUR INCOME TAX
Betty Crocker's COOKBOOK
Taxes For DUMMIES
A Reference for the Rest of Us!
The Ernst & Young TAX SAVER'S GUIDE
2002

SCIENTIFIC, TECHNICAL, AND MEDICAL (STM)

- Journals, encyclopedias, books, and online products and services

- Academic, research, and corporate libraries; scientists, researchers, clinicians, students, and professors

- *Wiley, Wiley InterScience, Wiley-VCH, Wiley-Liss*

- Global revenues up 7%
- Continued to build *Wiley InterScience*, our profitable online service; average daily user sessions nearly doubled
- Expanded the functionality of *Wiley InterScience* with new features such as *TNM MobileEdition;* increased its content with *OnlineBooks* chapters, new reference works, and new journals
- Continued to drive usage of online content through the *CrossRef* linking service; established additional linking agreements
- Published more than 400 books and reference works
- Acquired A&M Publishing Ltd. and GIT Verlag GmbH

- Worldwide demand for scientific, technical, and medical information, which is increasingly Web accessible
- Improved electronic functionality, which is driving increased usage
- Increased penetration of developing markets, particularly in Asia

HIGHER EDUCATION

- Educational materials in all media, focused on courses in the sciences, mathematics, engineering, and accounting, with growing positions in business, computer science, psychology, education, nutrition, and modern languages

- Undergraduate and graduate students and lifelong learners

- *Wiley;* author franchises including Hughes-Hallett: calculus; Halliday/Resnick/Walker: physics; de Blij: geography; Schermerhorn: management; Cutnell: physics; Solomons: organic chemistry; Tortora: anatomy and physiology; Kieso/Weygandt/Kimmel: accounting; Anton: calculus; Silberschatz: operating systems; Callister: material science

- Global revenues up 5%
- Rolled out a strong frontlist, publishing more than 130 textbooks and educational packages
- Acquired business, earth and biological sciences, foreign language, mathematics, nutrition, and psychology titles from Thomson Learning
- Continued our migration toward an electronic environment with Web-based products such as *eGrade* and *Calculus Machina*
- Achieved strong sales growth in Europe, Australia, and Canada

- Favorable demographics, including increased undergraduate and graduate school enrollments
- Growth in lifelong learning
- Positive impact of technology on teaching and learning, creating demand for Web-based products


ENCYCLOPEDIA OF
SMART
MATERIALS
Edited by
Mel Schwartz
ARCHITECT'S
HANDBOOK
PROFESSIONAL
PRACTICE
WILEY
InterScience
Your Gateway to Wiley Publications Online
Wiley InterScience
OnlineBooks
A new approach to accessing material traditionally available only in print
ACTIVE
LEARNING
EDITION
WITH INTEGRATED STUDY TOOLS
PSYCHOLOGY
ACTION
WEYGANDT·KIESO·KIMMEL
ACCOUNTING PRINCIPLES
ANNOTATED INSTRUCTOR'S EDITION

FINANCIAL REVIEW

RESULTS OF OPERATIONS
FISCAL 2002 COMPARED TO FISCAL 2001

The Company continued to achieve strong growth in revenues and operating income during fiscal 2002, although income was adversely affected by an unusual charge related to the upcoming relocation of the Company's headquarters to Hoboken, New Jersey, as more fully described below.

During fiscal 2002, the Company acquired several publishing properties for purchase prices aggregating $232.4 million net of cash acquired, including the acquisition of Hungry Minds, Inc. (Hungry Minds), on September 21, 2001, for approximately $184.9 million, the largest acquisition in the Company's history. Hungry Minds is a leading publisher with an outstanding collection of respected brands. The Company also acquired 47 higher education titles from Thomson Learning; A&M Publishing Ltd., a U.K.-based publisher for the pharmaceutical and healthcare sectors; GIT Verlag GmbH, a German publisher for the chemical, pharmaceutical, biotechnology, security, and engineering industries; and Frank J. Fabozzi Publishing and an Australian publisher, Wrightbooks Pty Ltd., both publishing high-quality finance books for the professional market.

Hungry Minds' performance has been better than expected, and the integration of operations has proceeded smoothly. By fiscal year-end, the Company increased the distribution of Hungry Minds' products, especially through online channels. Hungry Minds contributed $91 million to revenues in fiscal 2002 and was accretive to earnings.

The unusual charge related to the relocation of the Company's headquarters amounted to approximately $12.3 million, or $7.7 million after taxes, equal to $0.12 per diluted share. This charge consisted of lease payments of approximately $10.2 million representing amounts due from the move date through April 2003, the lease termination date, on the Company's vacated offices in New York and the accelerated depreciation of leasehold improvements and certain furniture and fixtures and equipment of approximately $2.1 million based on revised estimates of useful lives. The Company expects to incur additional pretax charges of approximately $2.5 million in the first quarter of 2003, primarily duplicate rent through the move date and moving costs. The relocation will provide a more collaborative and efficient work environment, relieve overcrowding in the current facility, and meet the Company's growth needs.

Pro forma results of operations for fiscal 2002 excluding the unusual charge were as follows:

(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	2002	2001
Operating income as reported	$ 87.8	$ 95.4
Unusual relocation charge	12.3	—
Operating income before unusual charge	$100.1	$ 95.4
Net income as reported	$ 57.3	$ 58.9
Unusual relocation charge, net of taxes	7.7	—
Net income before unusual charge	$ 65.0	$ 58.9
Income per diluted share as reported	$ .91	$ .93
Unusual relocation charge, net of taxes	.12	—
Income per diluted share before unusual charge	$ 1.03	$ .93

Revenues increased 20% to $734.4 million from $613.8 million in fiscal 2001. Excluding Hungry Minds' contribution, revenues increased 5% despite the market disruption following the tragic events of September 11th.

All of the Company's U.S.-based businesses contributed to the revenue growth. European segment revenues increased, driven primarily by STM journals and higher education programs. Wiley Canada and Australia enjoyed gains, while the Company's business in Asia was adversely affected by the weak economy.

Before the unusual charge, fiscal 2002 operating income advanced 5% to $100.1 million. Operating margin before the unusual charge declined to 13.6% in fiscal 2002 from 15.5% in fiscal 2001, reflecting the combined effect of the $5 million write-off of two small investments, the Hungry Minds acquisition, and the addition of several society journals, which typically have lower margins than other journals. Excluding the investment write-offs and the unusual charge, the operating margin was 14.3% and the operating margin before amortization of intangibles (EBITA) was 16.7% in fiscal 2002.

Excluding the unusual charge, fiscal 2002 net income of $65.0 million and income per diluted share of $1.03 advanced 10% and 11%, respectively, over fiscal 2001. Including the unusual charge, fiscal 2002 net income was $57.3 million, or $0.91 per diluted share.

In the fourth quarter of fiscal 2002, based on current market conditions and an assessment of estimated realizable values, the Company wrote off two small investments in an environmental remediation portal and database and an informatics company. The resulting charge was $5 million, or $2.9 million after taxes, equal to $0.05 per diluted share.

Cost of sales as a percentage of revenues increased to 33.1% in fiscal 2002 from 32.5% in fiscal 2001 due primarily to the inclusion of Hungry Minds, which has lower gross margins than the Company's other businesses due to lower price points.

Operating and administrative expenses as a percentage of revenues was 50.9% in fiscal 2002, compared with 49.1% in fiscal 2001. The increase was primarily due to the write-off of the investments mentioned above, as well as increased spending on new business initiatives. Operating expenses increased 24% over fiscal 2001, primarily due to the inclusion of Hungry Minds and the aforementioned investment write-offs. Excluding Hungry Minds and the investment write-offs, operating expenses increased approximately 9%.

Interest expense net of interest income was $6.6 million in fiscal 2002 versus $5.2 million in fiscal 2001, reflecting the impact of higher average debt levels due to the acquisitions, partially offset by lower average rates during the year.

The Company's effective tax rate was 29.3% in fiscal 2002, compared with 34.7% in the prior year. The decrease was primarily due to lower foreign taxes including the settlement of open tax issues.

During fiscal 2002, the Company repurchased 96,500 Class A Common shares at an average price of $19.49 per share for a total cost of $1.9 million. Through April 30, 2002, the Company repurchased 2,751,850 Class A Common shares at an average price of $16.80 per share for a total cost of $46.2 million under the Company's current stock repurchase program.

FISCAL 2002 SEGMENT RESULTS

Professional/Trade | Domestic Professional/Trade reported a 56% increase in revenues in fiscal 2002 to $253.1 million. Excluding Hungry Minds, revenues advanced 3%. Direct contribution to profit improved 75% to $62.1 million in fiscal 2002 versus $35.6 million in fiscal 2001, primarily due to the acquisition of Hungry Minds. The direct contribution margin was 24.6% of revenues compared with 21.9% of revenues in fiscal 2001. The margin improvement was attributable to the synergies realized through the integration of Hungry Minds.

During the year, the Professional/Trade segment experienced the negative effects of the slowdown in retail and corporate sales following the September 11th terrorist attacks and general economic conditions. Business and travel books were most affected. The culinary, architecture, psychology, and general interest areas continued to perform well. The pace of sales improved significantly in the last four months of the fiscal year. The rebound was powered by two bestsellers – Christopher Byron's *Martha, Inc.*, and Martin Weiss's *Ultimate Safe Money Guide*. Other revenue drivers were a strong tax publication season, and the launch of several titles from the Company's publishing alliances and franchises such as *BusinessThink* by David Marcum and Steve Smith (the Franklin Covey Institute); *The Professional Chef* seventh edition (the Culinary Institute of America); the *Architect's Handbook of Professional Practice* 13th edition (the American Institute of Architects); and *Brought to You in Living Color: 75 Years of Great Moments in Television & Radio from NBC* by Marc Robinson.

The acquisition of Hungry Minds nearly doubled the annualized revenues of the domestic Professional/Trade segment through the addition of new products and capabilities. The acquisition included 2,500 active titles, which are available in 39 languages. Well-known brands include the *For Dummies* and *Unofficial Guide* series, the technological *Bible* and *Visual* series, *Frommer's* travel guides, *CliffsNotes*, *Webster's New World Dictionary*, *Betty Crocker*, and *Weight Watchers*. In the highly competitive publishing industry, brand recognition is important with both intermediaries and ultimate purchasers. The acquisition accelerated revenue and earnings growth by enhancing the Company's already strong presence in the segment and leveraging its worldwide distribution channels. In a notable success, *Windows XP For Dummies* became the industry's top-selling computer title.

Other acquisitions included Frank. J. Fabozzi Publishing, a publisher of high-quality finance books for the professional market.

Shortly after the close of the fiscal year, the Company acquired a list of approximately 250 titles from Prentice Hall Direct, a unit of Pearson Education, for approximately $6.5 million. This acquisition brings a collection of practical, "hands-on" teaching resources, which complement the Company's renowned Jossey-Bass Education series and its market-leading Janice Van Cleave series.

The Internet is playing a growing role in the Company's business. The Company's highly respected brands and extensive backlist are especially suited for online bookstores. With their unlimited "virtual" shelf space, online retailers merchandise the Company's products for longer periods of time than brick-and-mortar bookstores.

Demand for Web-based electronic products has emerged in professional markets with the advent of broadband Internet access. In fiscal 2002, the Company launched online products such as Thera*Forms* downloadable forms from Wiley's practice management books. Additional Web-based products will be introduced in fiscal 2003.

STM | Domestic STM revenues increased 6% in fiscal 2002 to $164.9 million, reflecting strong journal subscription renewal rates, the growth of *Wiley InterScience* online services, the addition of three society journals, and new products. Direct contribution to profit declined 5% to $67.7, attributable to the previously mentioned write-off of two small investments. Excluding the write-off, the direct contribution increased 2% and the direct contribution margin was 44.1% of revenues, compared with 45.8% of revenues in fiscal 2001, reflecting the continued investment in sales, marketing, and service enhancements for *Wiley InterScience*, as well as the addition of new society journals, which typically have lower margins than other journals.

The Company's STM business is migrating rapidly to the Internet through the profitable *Wiley InterScience* service, established commercially in 1999. *Wiley InterScience* is based on a successful business model that features Enhanced Access Licenses. One to three years in duration, these licenses provide customers with multisite online access to journals and other STM products. The value of licenses signed by academic institutions, companies, and consortia approximately doubled in fiscal 2002. *Wiley InterScience* is now licensed by customers in 87 countries, delivering must-have content to almost six million scientists, researchers, academics, and professionals around the world. Growth is being driven by the global research community's demand for quality content, readily accessible and fully searchable.

The Company continues to add a rich content offering and greater functionality to *Wiley InterScience* to meet customer needs and increase the revenue base. The service now provides online access to virtually all of the Company's over 350 journals and to more than 30 reference works, as well as to approximately 250 STM books through *OnlineBooks*, a new feature. In fiscal 2002, Wiley expanded its *MobileEdition* service to 20 journals, including the launch of *TNM MobileEdition*, the first portable electronic version of the TNM classification system, which Wiley publishes in print. *MobileEditions* are designed for use on Personal Digital Assistants and other wireless devices. Also new were *ContentAlerts* and *Roaming Access*, which enable researchers to access the scientific literature they need, as soon as it is available, wherever and whenever they want. Rapid growth in customer use is being fueled as well by linking agreements with third-party providers. These linkages enhance functionality by enabling a researcher to click on a reference citation and immediately access the cited publication, even at another publisher. Additional linking agreements were established in fiscal 2002 with EBSCO Online, PubMed, Celera Genomics, and Chemical Abstract Services. Wiley's journals are now linked to more than 130 other publishers' journals.

Continuing the expansion of its worldwide peer-reviewed journals program, in fiscal 2002 the Company acquired publishing rights to three additional society journals in the United States. These titles add revenues, profits, cash flow, and prestige to Wiley. In addition, the Company signed a 10-year extension of its publishing agreement for the *Journal of Research in Science Teaching*, the official journal of the National Association for Research in Science Teaching.

The Company's worldwide journal business increased as a result of antipiracy initiatives and the Chinese government's decision to close the largest supplier of pirated journals.

Higher Education | Domestic Higher Education revenues increased 6% to $141.3 million in fiscal 2002, partly attributable to the acquisition of higher education titles during the year. Direct contribution to profit increased 6% to $44.3 million, and the direct contribution margin of 31.3% of revenues was essentially the same as the prior year. Although college enrollments in engineering, a key Wiley area, were flat, the Company's business, psychology, and geography programs performed well.

A core strategy is to build the business through a combination of organic growth and acquisitions. The Company rolled out a strong frontlist in fiscal 2002, publishing 134 packages. In November 2001, the Company acquired 47 titles from Thomson Learning in business, earth and biological sciences, foreign languages, mathematics, nutrition, and psychology. The Company has created value by leveraging its existing infrastructure and by strengthening author relationships, resulting in new contracts for additional educational packages.

Higher education demographics remain favorable overall, with more students attending college and enrolling in lifelong learning courses than ever before. In addition, the soft economy has resulted in increased student applications to graduate programs. The Company has introduced new, value-added materials and services to combat used-book sales, which is a continuing industrywide problem. Initial student orders were received for the *Web Access License*, a fee-based service that provides access to online supplements for students.

The Company continues to develop new formats to create more value for teachers and students. *Active Learning Editions* with brief texts and integrated study tools, were introduced in fiscal 2002 as a lower-priced alternative to traditional textbooks.

With approximately 1,700 Web sites that support its texts, in addition to many Web-based free and for-sale supplements, Higher Education has launched a number of products that integrate technology and print to provide students and instructors with tools to improve outcomes or meet specific objectives. An example is *eGrade*, Web-based software that allows students to do independent, self-paced practice homework with immediate scoring and individualized feedback. The Company also introduced *Calculus Machina*, a step-by-step, Web-based calculus tutorial that will be customized to additional subjects. During fiscal year 2002, the Company published the first *Interactive Homework Editions*, a new product that integrates end-of-chapter problem-solving with an online interactive e-book. The *IHE* program was successfully pilot-tested at Penn State.

Europe | European fiscal 2002 revenues of $164.1 million advanced 6% over fiscal 2001. Direct contribution to profit was $54.6 million, up 9%. The direct contribution margin was 33.3% of revenues in fiscal 2002 and 32.3% of revenues in fiscal 2001. The STM journals business was strong in fiscal 2002, with improved subscription renewals and growing electronic access. Higher education programs also were a key revenue driver.

Acquisitions at the end of fiscal 2002 included A&M Publishing Ltd., a U.K.-based publisher for the pharmaceutical and healthcare sectors, and GIT Verlag GmbH, a German publisher for the chemical, pharmaceutical, biotechnology, security, and engineering industries.

Wiley-VCH in Germany introduced nearly a dozen new journals, including *Advanced Synthesis & Catalysis*, *Macromolecular Bioscience*, and *PROTEOMICS*.

Wiley U.K. launched *ExpressExec*, encompassing approximately 100 management books available in electronic and print formats. Wiley-VCH launched www.pro-physics.de, a community-of-interest Web site. As part of its alliance strategy, the Company concluded an agreement with Symbian Ltd., a joint venture between Nokia, Ericsson, Motorola, and NTT, to publish a range of titles about applications and programming for the Symbian operating system.

In both the U.K. and Germany, the Company will be moving to new offices that provide a more collaborative and productive work environment.

Other Segments | Revenues advanced 6% in fiscal 2002 to $68.3 million, reflecting a solid performance in Canada and Australia, including Hungry Minds' international sales, offset to a large degree by weak economic conditions in Asia. Direct contribution to profit was $15.2 million, up 3%. The direct contribution margin was 22.2% of revenues in fiscal 2002 and 22.9% of revenues in fiscal 2001.

Wiley Australia achieved solid growth in its higher education business and won the bookseller's Tertiary Publisher of the Year award for outstanding service to the higher education market for the fourth consecutive year. Professional/Trade publishing was expanded with the acquisition of Wrightbooks, Pty, Ltd., a publisher of high-quality finance books for the professional market, which exceeded expectations.

Wiley Canada solidified its leadership in accounting through a targeted effort to increase sales of higher education titles such as Kimmel, Weygandt, Kieso, and Trenholm: *Financial Accounting: Tools for Business Decision-Making*, Canadian edition. Its trade program was bolstered by Hungry Minds, which has a strong market presence with titles such as *Taxes For Canadians For Dummies* and *Frommer's with Kids* travel guides to major Canadian cities. In Asia, a weak economy adversely affected results. However, strong growth continued in China, as the Company's foreign rights and copublishing business benefited from the opening of China's educational market.

RESULTS OF OPERATIONS
FISCAL 2001 COMPARED TO FISCAL 2000

Net income increased 12% to $58.9 million in fiscal 2001, while earnings per diluted share advanced 15% to $0.93 per share. The Company continued to expand its alliances and invest in new technologies to create additional avenues to distribute its must-have content. Results also benefited from continued productivity improvements and prudent expense management. Results were strong in the first half of the fiscal year. However, the second half was marked by industry-wide sluggish sales in the domestic Higher Education and Professional/Trade segments.

Revenues were adversely affected by a strong U.S. dollar. Revenues of $613.8 million for the year advanced 4% in real terms, excluding foreign currency translation effects, or 1% including those effects. Revenue gains were led by the global STM business attributable to solid performances in the journal programs, online services, and a revitalized book program in Europe. In addition, the Company's operations in Asia and Australia reported strong results.

Cost of sales as a percentage of revenues was 32.5% in fiscal 2001, down from 33% in the prior year, reflecting lower relative composition and production costs as a result of technology-driven productivity initiatives.

Operating and administrative costs were essentially flat with the prior year, but increased 3% excluding foreign exchange translation effects. Expenses as a percentage of revenues were 49.1%, compared with 49.6% in the prior year. The decrease was attributable to lower expenses in fiscal 2001 related to a small STM newsletter program that was divested during the year.

Operating income increased 7% over the prior year and the operating margin improved to 15.5% from 14.7% in the prior year due to productivity gains and gross margin improvements.

Interest expense net of interest income of $5.2 million declined compared with the prior year due to increased cash investments.

The effective tax rate declined to 34.7% from 36.6% in the prior year, attributable to lower relative state income taxes resulting from the settlement of open tax issues.

During the year, the Company repurchased approximately 359,000 shares at an average price of $19.19 per share for a total cost of $6.9 million.

FISCAL 2001 SEGMENT RESULTS

Professional/Trade | Domestic Professional/Trade revenues of $162.1 million were essentially flat for the year, reflecting the effect of industrywide softness at some key retail accounts, as well as tight inventory management practices adopted by major wholesalers. Sales through online accounts continued to grow around the world. Direct contribution to profit of $33.5 million was 11% below the prior year, as expenses increased 5%. The Professional/Trade business continued to take advantage of the growth of e-commerce. Demand increased for electronic products among the professional markets that the Company serves, notably computing, accounting, finance, psychology, and architecture. Professional/Trade capitalized on these opportunities with a combination of print and Web-based products and services, as well as through the formation of strategic alliances. Electronic licensing agreements included Professional/Trade's leadership and management titles to Books24X7 for their new Business Pro subscription database; the *J.K. Lasser* tax guide to www.CPAdirectory.com, a Web portal, for use in a syndicated database; and the licensing of content to Digital Cement, a B2B service that provides content packages to corporate clients.

BoldIdeas, an online collection of 40 business and environmental management periodicals, was launched in fiscal 2001 on the *Wiley InterScience* platform.

In fiscal 2001, *The Power of Gold*, *The Ernst & Young Tax Guide 2001*, and *J.K. Lasser's Income Tax Guide 2001* appeared on best-seller lists such as *The Wall Street Journal*, *The New York Times*, and *Business Week*.

STM | Domestic STM revenues of $156.1 million increased 4% over fiscal 2000, led by a strong journal program, offset to some degree by the divestment of a small newsletter program. Journal growth resulted from higher renewal rates, increased sales of Enhanced Access Licenses for *Wiley InterScience*, and the addition of society journals. Direct contribution to profit increased 12% to $71.5 million. Margins continued to improve as a result of lower composition and production costs as a percentage of revenues, as well as lower expenses in fiscal 2001 related to the divested newsletter program. During the year, *Wiley InterScience* enhanced its online product offerings to include major reference works such as multivolume encyclopedias, databases, and *Current Protocols*, the widely used laboratory manual series. Other system enhancements included *ArticleSelect*, providing individual article access; *EarlyView*, allowing customers to access individual articles online well in advance of the print issue; *MobileEdition*, providing tables of contents and abstracts directly to personal and wireless handheld devices and Web-enabled phones; and an alliance with Maruzen *KnowledgeWorker*, providing a Japanese interface to enable searching and browsing in that language.

The Company signed a multiyear agreement with IEEE, the premier society for electrical, electronics, and computer engineers with more than 360,000 members in 150 countries, to publish a cobranded series of books.

Higher Education | Domestic Higher Education revenues advanced 3% over the prior year. Growth was inhibited by disruption resulting from the bankruptcy of a major account, as well as a shift away from the higher education market by some online accounts. Direct contribution to profit increased 11% to $41.9 million, and the direct contribution margin improved to 31.5% of revenues compared with 29.1% of revenues in fiscal 2000, as a result of prudent expense management. Demographic trends in the higher education market remained healthy with enrollments increasing steadily and online and lifelong learning markets growing. The Higher Education segment continued to invest in technology to help teachers teach and students learn. Every major college textbook now has a technology component and/or Web site designed to facilitate teaching and learning. Alliances were formed to provide many of the Company's top-selling textbooks in the e-book format. The Company worked with course management providers to offer interactive syllabi, chat rooms, and assessment tools including online quizzing and testing. The Company is also packaging XanEdu's MBA ReSearch Engine with the print editions of some of Higher Education's leading textbooks.

Europe | European segment revenues of $155.3 million for the year were adversely affected by the strong U.S. dollar. Excluding foreign currency translation effects, European revenues advanced 7% over fiscal 2000. Direct contribution to profit of $50.1 million increased 5% over fiscal 2000, and the direct contribution margin increased to 32.3% of revenues compared with 31.1% of revenues in fiscal 2000. Performance was driven by a revitalized STM book program, higher journal revenues, and an expanding professional/trade book program. During the year, the European segment continued to expand its publishing programs by acquiring a majority stake in the Oxford-based business publisher Capstone Publishing, Ltd. Capstone, with annual revenues of approximately $2 million, publishes a broad array of professional business and management titles. New journal launches, in conjunction with European chemistry societies, included *ChemPhysChem*, *ChemBioChem*, and *Chemistry – A European Journal*.

Other Segments | Revenues of $64.3 million advanced 8% over fiscal 2000, excluding the adverse foreign currency translation effects related to the strong U.S. dollar. The improvement in the other segments results was mainly due to market share gains in Asia and a strong school program in Australia, offset to some degree by industrywide sales shortfalls at a key Canadian account.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash and cash equivalents balance was $39.7 million at the end of fiscal 2002, compared with $52.9 million a year earlier. Cash provided by operating activities of $140.4 million improved by $9.4 million over the prior year, and was driven primarily by increased cash earnings partially offset by the payment of acquisition-related liabilities and an increase in taxes receivable. Cash used for investing activities of $314.1 million increased $242.2 million over the prior year, representing the higher level of acquisitions consummated during the year, including Hungry Minds. Cash provided by financing activities reflected a net increase of $207.2 million over the prior year primarily related to the increased debt needed to finance the acquisitions.

The Company's operating cash flow is affected by the seasonality of its domestic higher education business and receipts from its journal subscriptions. Receipts from journal subscriptions occur primarily during November and December from companies commonly referred to as independent subscription agents. Reference is made to the Credit Risk section which follows for a description of the impact on the Company as it relates to journal agents' financial position and liquidity. Sales in the domestic higher education market tend to be concentrated in June through August, and again in November through January. The Company normally requires increased funds for working capital from May through September. Subject to variations that may be caused by fluctuations in inventory levels or in patterns of customer payments, the Company's normal operating cash flow is not expected to vary materially in the near term.

Although the statement of financial condition indicates a negative working capital of $45.1 million at April 30, 2002, current liabilities include $125.8 million of deferred subscription revenues related to journals for which the cash has been received and will be recognized into income as the journals are shipped or made available online to the customer, or over the term of the subscription as services are rendered. Excluding this deferred income item, working capital at April 30, 2002, was a positive $80.7 million.

To finance the Hungry Minds acquisition and provide financial flexibility, the Company obtained an additional $300 million bank credit facility with 13 banks, consisting of a $200 million five-year term loan facility to be repaid in September 2006, and a $100 million five-year revolving credit facility expiring in September 2006.

To finance its short-term seasonal working capital requirements, including the $30 million scheduled debt repayment, and its growth opportunities, the Company has adequate cash and cash equivalents available, as well as both domestic and foreign short-term lines of credit, amounting to $180 million as more fully described in the note to the consolidated financial statements entitled "Notes Payable and Debt." The Company does not have any off-balance-sheet debt.

The capital expenditures of the Company consist primarily of investments in product development and property and equipment. Capital expenditures for fiscal 2003 are projected to be approximately $131 million, an increase of approximately $50 million over fiscal 2002, of which approximately $45 million pertains to facilities and leasehold improvements related to the relocation of certain operations in the U.S. and Europe and the remainder represents increased investments in product development, including electronic media products, and computer equipment upgrades and software in support of the higher volume of business to ensure efficient customer service. These investments will be funded primarily from internal cash generation, the liquidation of cash equivalents, and the use of short-term lines of credit.

A summary of contractual obligations and commercial commitments is as follows:

DOLLARS IN MILLIONS		PAYMENTS DUE BY PERIOD			
Contractual Obligation	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Total Debt	$ 265.0	$ 30.0	$ 35.0	$ 200.0	$ —
Operating Lease Obligations	271.0	34.5	44.4	42.5	149.6
Building Construction Obligations	13.3	13.3	—	—	—
Total Contractual Cash Obligations	$ 549.3	$ 77.8	$ 79.4	$ 242.5	$ 149.6

MARKET RISK

The Company is exposed to market risk primarily related to interest rates, foreign exchange, and credit risk. It is the Company's policy to monitor these exposures and to use derivative financial investments and/or insurance contracts from time to time to reduce fluctuations in earnings and cash flows when it is deemed appropriate to do so. The Company does not use derivative financial instruments for trading or speculative purposes.

INTEREST RATES

The Company had $265 million of variable rate loans outstanding at April 30, 2002, which approximated fair value. The Company did not use any derivative financial investments to manage this exposure. A hypothetical 1% change in interest rates for this variable rate debt would affect net income and cash flow by approximately $1.6 million.

FOREIGN EXCHANGE RATES

The Company is exposed to foreign exchange movements primarily in sterling, euros, and Asian, Canadian, and Australian currencies. Consequently, the Company, from time to time, enters into foreign exchange forward contracts as a hedge against foreign currency asset, liability, commitment, and anticipated transaction exposures, including intercompany purchases. At April 30, 2002, the Company had open foreign exchange forward contracts, expiring through January 2003, relating to hedges of foreign currency exposures as follows:

CURRENCY PURCHASED	IN THOUSANDS U.S. $ VALUE	AVERAGE CONTRACT RATE
Euro	$ 93	.9320
U.K. Pound Sterling	$ 11,844	1.4992

A hypothetical 10% change in exchange rates would have the effect of approximately $0.7 million.

CREDIT RISK

The Company's business is not dependent upon a single customer; however, the industry has experienced a significant concentration in national, regional, and online bookstore chains in recent years. Although no one book customer accounts for more than 8% of total consolidated revenues, the top 10 book customers account for approximately 31% of total consolidated revenues and approximately 48% of total gross trade accounts receivable at April 30, 2002. To mitigate its credit risk exposure, the Company obtains credit insurance where available and economically justifiable. In the journal publishing business, subscriptions are primarily sourced through independent subscription agents who, acting as agents for library customers, facilitate ordering by consolidating the subscription orders/billings of each subscriber with various publishers. Monies are generally collected in advance from subscribers by the subscription agents and are remitted to the journal publisher, including the Company, generally prior to the commencement of the subscriptions. Although at fiscal year-end the Company had minimal credit risk exposure to these agents, future calendar-year subscription receipts from these agents are highly dependent on their financial condition and liquidity. Subscription agents account for approximately 25% of total consolidated revenues and no one agent accounts for more than 7% of total consolidated revenues. Insurance for these accounts is not commercially feasible and/or available.

EFFECTS OF INFLATION AND COST INCREASES

The Company, from time to time, experiences cost increases reflecting, in part, general inflationary factors. To mitigate the effect of cost increases, the Company has implemented a number of initiatives, including various steps to reduce production and manufacturing costs. In addition, selling prices have been selectively increased as competitive conditions have permitted. The Company anticipates that it will be able to continue this approach in the future.

CRITICAL ACCOUNTING POLICIES

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Management continually evaluates the basis for its estimates; however, actual results could differ from those estimates, which could affect the reported results from operations. Set forth below is a discussion of the Company's more critical accounting policies and the basis for estimates used.

REVENUE RECOGNITION

Revenue is recognized when products have been shipped or when services have been rendered and when the following additional criteria have been met: persuasive evidence that an arrangement or contract exists; the price to the customer is fixed or determinable; and collectibility is reasonably assured. Collectibility is evaluated based on the amount involved, the credit history of the customer, and the current status of the customer's account with the Company.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The estimated allowance for doubtful accounts is based on a review of the aging of the accounts-receivable balances, the historical write-off experience, the credit standing of customers, and the amount of credit insurance coverage. A change in the credit standing of customers and/or the amount of credit insurance available could affect the estimated allowance.

ALLOWANCE FOR SALES RETURNS

The estimated allowance for sales returns is based on a review of the historical return patterns associated with the various sales outlets, as well as current market trends in the businesses in which we operate. A change in the patterns or trends in returns could affect the estimated allowances.

RESERVE FOR INVENTORY OBSOLESCENCE

Inventories are carried at cost or market, whichever is lower. A reserve for inventory obsolescence is estimated based on a review of damaged, obsolete, or otherwise unsaleable inventory. The review encompasses historical unit-sales trends by title, current market conditions, including estimates of customer demand, and publication revision cycles. A change in sales trends could affect the estimated reserve.

ALLOCATION OF ACQUISITION PURCHASE PRICE TO ASSETS ACQUIRED AND LIABILITIES ASSUMED

In connection with acquisitions, the Company allocates the cost of the acquisition to the assets acquired and the liabilities assumed based on estimates of the fair value of such items including goodwill, other intangible assets with indefinite lives, and other intangible assets and the related useful lives. Such estimates include expected cash flows to be generated by those assets and the expected useful lives based on historical experience, current market trends, and synergies to be achieved from the acquisition. For major acquisitions, the Company uses independent appraisers to confirm the reasonableness of such estimates. A change in the useful lives of intangible assets other than goodwill could affect the Company's amortization expense for the year.

IMPAIRMENT OF INTANGIBLE AND OTHER LONG-LIVED ASSETS

Management periodically evaluates the recoverability of intangibles, including goodwill, and other long-lived assets in connection with its annual financial process review, or whenever facts and circumstances indicate the carrying value of those assets may not be recoverable. Evaluations include estimates of future cash flows generated by the underlying assets, current trends, and other determinants of fair value. If the carrying value of the asset exceeds the estimated fair value, an impairment loss is recognized for the difference. It is possible that the estimates of the fair value may not be realized due to future changes in market conditions and other factors, in which case a further impairment loss would have to be recognized.

RECENT ACCOUNTING STANDARDS

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires all business combinations initiated after June 30, 2001, to be accounted for by a single method – the purchase method. In addition, the statement requires the purchase price to be allocated to identifiable intangible assets in addition to goodwill if certain criteria are met. The statement also requires additional disclosures related to the reasons for the business combination, to the allocation of the purchase price, and if significant by reportable segment, to the assets acquired and liabilities assumed.

SFAS No. 142 eliminates the requirement to amortize goodwill and those intangible assets that have indefinite useful lives, but requires an annual test for impairment at the reporting unit level. Intangible assets that have finite useful lives will continue to be amortized over their useful lives. SFAS No. 142 will be effective in fiscal 2003 for goodwill and other intangible assets acquired prior to July 1, 2001, and is effective immediately for acquisitions occurring after June 30, 2001. The Company is in the process of evaluating and reassessing its goodwill and other intangible assets to determine the impact of any impairment and the related useful lives and the corresponding amortization expense to be recorded. The Company anticipates that approximately $10 million of fiscal year 2002 amortization, equal to $0.12 per diluted share, related to goodwill and other intangibles with indefinite lives will be eliminated as a charge to earnings in the future, absent any other changes.

In July 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This standard addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard is effective for fiscal 2004. The adoption of SFAS No. 143 is not expected to have a material impact on the Company's financial results.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This standard addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard is effective for fiscal 2004. The adoption of SFAS No. 144 is not expected to have a material impact on the Company's financial results.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This report contains certain forward-looking statements concerning the Company's operations, performance, and financial condition. Reliance should not be placed on forward-looking statements, as actual results may differ materially from those in any forward-looking statements. Any such forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to uncertainties and contingencies, many of which are beyond the control of the Company, and are subject to change based on many important factors. Such factors include but are not limited to (i) the level of investment in new technologies and products; (ii) subscriber renewal rates for the Company's journals; (iii) the financial stability and liquidity of journal subscription agents; (iv) the consolidation of book wholesalers and retail accounts; (v) the market position and financial stability of key online retailers; (vi) the seasonal nature of the Company's educational business and the impact of the used book market; (vii) worldwide economic and political conditions; and (viii) other factors detailed from time to time in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any such forward-looking statements to reflect subsequent events or circumstances.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

JOHN WILEY & SONS, INC., AND SUBSIDIARIES DOLLARS IN THOUSANDS	APRIL 30 2002	 2001
Assets		
Current Assets		
Cash and cash equivalents	$ 39,705	$ 52,947
Accounts receivable	101,084	62,514
Taxes receivable	18,664	—
Inventories	69,799	50,763
Deferred income tax benefits	34,394	13,331
Prepaid expenses	11,613	9,980
Total Current Assets	275,259	189,535
Product Development Assets	63,055	41,191
Property and Equipment	72,127	52,255
Intangible Assets	468,536	283,761
Deferred Income Tax Benefits	1,351	3,380
Other Assets	15,817	17,880
Total Assets	$ 896,145	$ 588,002
Liabilities and Shareholders' Equity		
Current Liabilities		
Current portion of long-term debt	$ 30,000	$ 30,000
Accounts and royalties payable	67,516	42,520
Deferred subscription revenues	125,793	117,103
Accrued income taxes	9,769	9,586
Other accrued liabilities	87,315	47,552
Total Current Liabilities	320,393	246,761
Long-Term Debt	235,000	65,000
Other Long-Term Liabilities	49,827	34,901
Deferred Income Taxes	14,275	21,317
Shareholders' Equity		
Common stock issued		
Class A (68,066,602 and 68,037,102 shares)	68,067	68,037
Class B (15,123,660 and 15,153,160 shares)	15,124	15,153
Additional paid-in capital	26,838	18,900
Retained earnings	294,032	247,731
Accumulated other comprehensive loss		
Foreign currency translation adjustments	(2,534)	(3,117)
Derivative cash flow hedges	(168)	—
Accumulated other comprehensive loss	(2,702)	(3,117)
Unearned deferred compensation	(1,375)	(1,755)
	399,984	344,949
Less Treasury Shares at Cost (Class A — 18,004,770 and 18,971,692; Class B — 3,484,096 and 3,484,096)	(123,334)	(124,926)
Total Shareholders' Equity	276,650	220,023
Total Liabilities and Shareholders' Equity	$ 896,145	$ 588,002

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

JOHN WILEY & SONS, INC., AND SUBSIDIARIES DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA	FOR THE YEARS ENDED APRIL 30 2002	2001	2000
Revenues	$734,396	$ 613,790	$606,024
Costs and Expenses			
Cost of sales	243,196	199,400	200,050
Operating and administrative expenses	373,463	301,470	300,523
Amortization of intangibles	17,662	17,496	16,447
Unusual item — relocation related expenses	12,312	—	—
Total Costs and Expenses	646,633	518,366	517,020
Operating Income	87,763	95,424	89,004
Interest Income and Other	835	2,828	2,017
Interest Expense	(7,480)	(8,025)	(8,390)
Interest Income (Expense) — Net	(6,645)	(5,197)	(6,373)
Income Before Taxes	81,118	90,227	82,631
Provision for Income Taxes	23,802	31,309	30,243
Net Income	57,316	58,918	52,388
Retained Earnings at Beginning of Year	247,731	198,539	154,759
Cash Dividends			
Class A Common ($.18, $.16, and $.14 per share)	(8,918)	(7,859)	(7,075)
Class B Common ($.18, $.16, and $.13 per share)	(2,097)	(1,867)	(1,533)
Total Dividends	(11,015)	(9,726)	(8,608)
Retained Earnings at End of Year	$294,032	$ 247,731	$198,539
Income Per Share			
Diluted	$ 0.91	$ 0.93	$ 0.81
Basic	$ 0.94	$ 0.97	$ 0.85

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

JOHN WILEY & SONS, INC., AND SUBSIDIARIES DOLLARS IN THOUSANDS	FOR THE YEARS ENDED APRIL 30 2002	2001	2000
Net Income	$ 57,316	$ 58,918	$ 52,388
Other Comprehensive Income, Net of Taxes			
Foreign currency translation adjustments	583	525	(3,116)
Transition adjustment for derivative cash flow hedges as of May 1, 2001	(272)	—	—
Derivative cash flow hedges	104	—	—
Comprehensive Income	$ 57,731	$ 59,443	$ 49,272

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

JOHN WILEY & SONS, INC., AND SUBSIDIARIES DOLLARS IN THOUSANDS	FOR THE YEARS ENDED APRIL 30 2002	 2001	 2000
Operating Activities			
Net Income	$ 57,316	$ 58,918	$ 52,388
Noncash Items			
Amortization of intangibles	17,662	17,496	16,447
Amortization of composition costs	25,653	22,583	24,900
Depreciation of property and equipment	16,007	13,802	11,822
Reserves for returns, doubtful accounts, and obsolescence	6,675	7,527	11,211
Deferred income taxes	(3,659)	3,530	1,795
Write-off of investments	4,989	—	3,612
Unusual item — relocation related expenses	12,312	—	—
Other	16,523	10,185	9,063
Changes in Operating Assets and Liabilities			
Decrease (increase) in accounts receivable	(3,998)	5,063	(21,611)
Increase in taxes receivable	(9,022)	—	—
Increase in inventories	(4,657)	(9,789)	(1,149)
Increase (decrease) in accounts and royalties payable	(1,018)	(2,213)	6,134
Increase in deferred subscription revenues	7,057	5,009	3,602
Increase (decrease) in other accrued liabilities	(169)	(9,242)	12,100
Net change in other operating assets and liabilities	11,062	8,145	3,383
Payment of acquisition-related liabilities	(12,367)	—	—
Cash Provided by Operating Activities	140,366	131,014	133,697
Investing Activities			
Additions to product development assets	(48,039)	(36,163)	(33,153)
Additions to property and equipment	(33,643)	(28,656)	(15,804)
Proceeds from sale of publishing assets	—	2,950	—
Acquisitions, net of cash acquired	(232,393)	(10,052)	(145,111)
Cash Used for Investing Activities	(314,075)	(71,921)	(194,068)
Financing Activities			
Borrowings of long-term debt	200,000	—	—
Repayment of long-term debt	(30,000)	(30,000)	—
Cash dividends	(11,015)	(9,726)	(8,608)
Purchase of treasury shares	(1,880)	(6,890)	(32,144)
Proceeds from issuance of stock on option exercises and other	2,813	(655)	(1,170)
Cash Provided by (Used for) Financing Activities	159,918	(47,271)	(41,922)
Effects of exchange rate changes on cash	549	(1,174)	(4,408)
Cash and Cash Equivalents			
Increase (decrease) for year	(13,242)	10,648	(106,671)
Balance at beginning of year	52,947	42,299	148,970
Balance at end of year	$ 39,705	$ 52,947	$ 42,299
Supplemental Information			
Acquisitions			
Fair value of assets acquired	$ 307,915	$ 10,188	$ 154,754
Liabilities assumed	(75,522)	(136)	(9,643)
Cash paid for businesses acquired	$ 232,393	$ 10,052	$ 145,111
Cash Paid During the Year for			
Interest	$ 6,879	$ 9,033	$ 8,556
Income taxes	$ 17,080	$ 19,074	$ 21,122

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation | The consolidated financial statements include the accounts of John Wiley & Sons, Inc., and its majority-owned subsidiaries. Investments in entities in which the Company has at least a 20%, but less than a majority interest, are accounted for using the equity method of accounting. Investments in entities in which the Company has less than a 20% ownership and in which it does not exercise significant influence are accounted for using the cost method of accounting. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform to the current year's presentation.

Use of Estimates | The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition | In accordance with S.E.C. Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," the Company recognizes revenue when the following criteria are met: persuasive evidence that an arrangement exists; delivery has occurred or services have been rendered; the price to the customer is fixed or determinable; and collectibility is reasonably assured. If all of the above criteria have been met, revenues are principally recognized upon shipment of products or when services have been rendered. Subscription revenues are generally collected in advance, and are deferred and recognized as earned when the related issue is shipped or made available online, or over the term of the subscription as services are rendered.

Sales Returns and Doubtful Accounts | The Company provides an estimated allowance for doubtful accounts and for future returns on sales made during the year based on historical experience. The allowance for doubtful accounts and returns (estimated returns net of inventory and royalty costs) is shown as a reduction of accounts receivable in the accompanying consolidated balance sheets and amounted to $84.8 and $52.8 million at April 30, 2002, and 2001, respectively.

Inventories | Inventories are stated at cost or market, whichever is lower. Domestic book inventories aggregating $53.6 and $38.4 million at April 30, 2002, and 2001, respectively, are valued using the last-in, first-out (LIFO) method. All other inventories are valued using the first-in, first-out method.

Product Development Assets | Product development assets consist of composition costs and royalty advances to authors. Composition costs, primarily representing the costs incurred to bring an edited manuscript to publication including typesetting, proofreading, design and illustration, etc., are capitalized and generally amortized on a double-declining basis over estimated useful lives, ranging from 1 to 3 years. Royalty advances to authors are capitalized and, upon publication, are recovered as royalties earned by the authors based on sales of the published works.

Capitalized Internal-Use Software | Costs related to obtaining or developing computer software for internal use are accounted for as follows. Costs incurred during the application development stage, including external costs of materials and services, and payroll and payroll-related costs for employees who are directly associated with the internal-use software project, are capitalized and amortized over the expected useful life of the related software. Costs incurred during the preliminary project stage, as well as maintenance, training, and upgrades that do not result in additional functionality, are expensed as incurred.

Depreciation and Amortization | Buildings, leasehold improvements, and capital leases are amortized over the lesser of the estimated useful lives of the assets up to 40 years, or the duration of the various leases, using the straight-line method. Furniture and fixtures is depreciated principally on the straight-line method over estimated useful lives ranging from 3 to 10 years. Computer equipment and capitalized software are amortized on a straight-line basis over estimated useful lives ranging from 3 to 5 years.

Intangible Assets | Intangible assets consist of goodwill, which for acquisitions occurring prior to July 1, 2001, is amortized on a straight-line basis over periods ranging from 5 to 40 years, and which for acquisitions occurring subsequent to June 30, 2001, is not amortized; branded trademarks and acquired publication rights with indefinite lives, which are not amortized; other acquired publication rights which are amortized on a straight-line basis over periods ranging from 5 to 30 years; and noncompete agreements, which are amortized over the term of such agreements. If facts and circumstances indicate that long-lived assets and/or intangible assets may be permanently impaired, it is the Company's policy to assess the carrying value and recoverability of such assets based on an analysis of undiscounted future cash flows of the related operations. Any resulting reduction in carrying value based on the estimated fair value would be charged to operating results. Estimated fair value is principally determined using the anticipated cash flows discounted at a rate commensurate with the risk involved. As a result of such reviews, approximately $5.0 million and $3.6 million, relating primarily to small investments, were written off and charged against operating income in fiscal year 2002 and 2000, respectively.

Derivative Financial Instruments — Foreign Exchange Contracts | The Company, from time to time, enters into forward exchange contracts as a hedge against foreign currency asset and liability commitments, and anticipated transaction exposures. The Company does not use financial instruments for trading or speculative purposes.

At the beginning of the current fiscal year, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137 and No. 138, which specifies the accounting and disclosure requirements for such instruments. Under the new standard, all derivatives are recognized as assets or liabilities and measured at fair value. Derivatives that are not determined to be effective hedges are adjusted to fair value with a corresponding effect on earnings. Changes in the fair value of derivatives that are designated and determined to be effective as part of a hedge transaction have no immediate effect on earnings and depending on the type of hedge, are recorded either as part of other comprehensive income and will be included in earnings in the period in which earnings are affected by the hedged item, or are included in earnings as an offset to the earnings impact of the hedged item. Any ineffective portions of hedges are reported in earnings as they occur. The adoption of these new standards as of May 1, 2001, resulted in a transition adjustment loss of $.3 million after taxes, which is included as part of other comprehensive income.

For a derivative to qualify as a hedge at inception and throughout the hedged period, the Company formally documents the nature and relationships between the hedging instruments and hedged items, as well as its risk-management objectives, strategies for undertaking the various hedge transactions, and method of assessing hedge effectiveness. For hedges of forecasted transactions, the significant characteristics and expected terms of a forecasted transaction are specifically identified, and it must be probable that each forecasted transaction will occur. If it is deemed probable that the forecasted transaction will not occur, the gain or loss is recognized in earnings currently.

At April 30, 2002, there were open foreign exchange forward contracts for approximately $11.9 million expiring in fiscal 2003 and designated as cash flow hedges. During fiscal year 2002, there was no material ineffectiveness related to the cash flow hedges, and the estimated amount of gains or losses that are expected to be reclassified into earnings over the next year are not material. At April 30, 2001, there were open foreign exchange forward contracts of approximately $15.6 million relating to hedges of Euro and U.K. pound sterling exposures, and for which $.5 million of unrealized losses were deferred. Included in operating and administrative expenses were net foreign exchange gains (losses) of approximately $(.3), $(.3) and $.1 million in 2002, 2001, and 2000, respectively.

Foreign Currency Translation | The Company translates the results of operations of its foreign subsidiaries using average exchange rates during each period, whereas balance sheet accounts are translated using exchange rates at the end of each period. Currency translation adjustments are recorded as a component of accumulated other comprehensive income (loss) in stockholders' equity.

Stock-Based Compensation | Stock options and restricted stock grants are accounted for in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and the disclosure-only provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." Accordingly, the Company recognizes no compensation expense for fixed stock option grants since the exercise price is equal to the fair value of the shares at date of grant. For restricted stock grants, compensation cost is generally recognized ratably over the vesting period based on the fair value of shares.

Cash Equivalents | Cash equivalents consist primarily of highly liquid investments with a maturity of three months or less and are stated at cost plus accrued interest, which approximates market value.

Recent Accounting Standards | In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires all business combinations initiated after June 30, 2001, to be accounted for by a single method – the purchase method. In addition, the statement requires the purchase price to be allocated to identifiable intangible assets in addition to goodwill if certain criteria are met. The statement also requires additional disclosures related to the reasons for the business combination, to the allocation of the purchase price, and if significant by reportable segment, to the assets acquired and liabilities assumed. SFAS No. 142 eliminates the requirement to amortize goodwill and those intangible assets that have indefinite useful lives, but requires an annual test for impairment at the reporting unit level. Intangible assets that have finite useful lives will continue to be amortized over their useful lives. SFAS No. 142 will be effective in fiscal 2002 for goodwill and other intangible assets acquired prior to July 1, 2001, and is effective immediately for acquisitions occurring after June 30, 2001. The Company is in the process of evaluating and reassessing its goodwill and other intangible assets to determine the impact of any impairment and the related useful lives and the corresponding amortization expense to be recorded. The Company anticipates that approximately $10 million of fiscal year 2002 amortization, equal to $0.12 per diluted share, related to goodwill and other intangibles with indefinite lives will be eliminated as a charge to earnings in the future.

In July 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This standard addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard is effective for fiscal 2004. The adoption of SFAS No. 143 is not expected to have a material impact on the Company's financial results.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This standard addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard is effective for fiscal 2004. The adoption of SFAS No. 144 is not expected to have a material impact on the Company's financial results.

INCOME PER SHARE

A reconciliation of the shares used in the computation of net income per share for the years ended April 30, follows:

IN THOUSANDS	2002	2001	2000
Weighted Average Shares Outstanding	60,937	60,813	62,229
Less: Unearned Deferred Compensation Shares	(247)	(321)	(505)
Shares Used for Basic Income Per Share	60,690	60,492	61,724
Dilutive Effect of Stock Options and Other Stock Awards	2,404	2,808	3,101
Shares Used for Diluted Income Per Share	63,094	63,300	64,825

ACQUISITIONS

In September 2001, the Company acquired 100% of the outstanding shares of Hungry Minds, Inc. (Hungry Minds), for a total purchase price of approximately $184.9 million, consisting of approximately $90.2 million in cash for the common stock of Hungry Minds, $92.5 million in cash to enable Hungry Minds to repay its outstanding debt, and fees and expenses of approximately $2 million. Hungry Minds is a leading publisher with a collection of respected brands including the *For Dummies* and *Unofficial Guide* series, the technological *Bible* and *Visual* series, *Frommer's* travel guides, *CliffsNotes*, *Webster's New World Dictionary*, *Betty Crocker*, *Weight Watchers*, and other market-leading brands. Hungry Minds has 2,500 active titles, which are available in 39 languages. The rationale for the Hungry Minds acquisition was to add significantly to the Company's already strong collection of content, thereby enhancing its competitive position in the professional/trade segment, particularly with major trade and online accounts. The Hungry Minds brands are well known in the United States and abroad. The Company's extensive global market reach provides the opportunity to generate incremental revenues of the Hungry Minds brands. In addition, the acquisition provides synergistic opportunities yielding cost savings throughout the publishing process and in infrastructure costs.

The results of operations of Hungry Minds have been included in the Company's consolidated financial statements since the date of acquisition. The cost of the acquisition has been allocated on the basis of preliminary estimates of the fair values of the assets acquired and the liabilities assumed. Final asset and liability fair values may differ based on finalization of restructuring accruals related to Hungry Minds' international businesses, estimated sublease income on vacated premises, tax bases, and other considerations; however, it is anticipated that any changes will not have a material effect, in the aggregate, on the consolidated financial position of the Company.

The following table summarizes the preliminary estimate of the fair values of the Hungry Minds' assets acquired and liabilities assumed at the date of acquisition.

DOLLARS IN THOUSANDS	
Current Assets	$ 82,027
Product Development Assets	12,376
Property and Equipment	3,839
Goodwill	89,679
Other Intangible Assets	58,600
Deferred Income Tax Benefit	8,294
Total Assets Acquired	254,815
Current Liabilities	(60,918)
Long-Term Liabilities	(8,962)
Total Liabilities Assumed	(69,880)
Net Assets Acquired	$184,935

In fiscal 2002, the Company also acquired four other businesses for purchase prices aggregating $35.1 million. These included A&M Publishing Ltd., a U.K.-based publisher for the pharmaceutical and healthcare sectors, GIT Verlag GmbH, a German publisher for the chemical, pharmaceutical, biotechnology, security, and engineering industries; and Frank J. Fabozzi Publishing, and an Australian publisher, Wrightbooks Pty Ltd., both publishing high-quality finance books for the professional market.

Intangible assets for all of the above acquisitions, including Hungry Minds, were as follows:

DOLLARS IN THOUSANDS	AMOUNT RECORDED	TAX-DEDUCTIBLE AMOUNT
Goodwill	$ 103,898	$ 977
Other Intangible Assets Not Subject to Amortization		
Branded trademarks	$ 57,900	$ 48,592
Acquired publication rights	22,325	8,859
Total	$ 80,225	$ 57,451
Other Intangible Assets Subject to Amortization		
Acquired publication rights	$ 1,919	$ 623
Noncompete agreements	150	150
Total	$ 2,069	$ 773

The weighted-average amortization period was 10 years for acquired publication rights, 5 years for noncompete agreements, and 10 years for the total intangible assets subject to amortization. The following unaudited pro forma financial information presents the results of operations of the Company as if the above acquisitions had been consummated as of May 1, 2000. The unaudited pro forma financial information is not necessarily indicative of the actual results that would have been achieved had the acquisition actually been consummated as of May 1, 2000, nor is it necessarily indicative of the future results of operations.

DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA	2002	2001
Revenues	$ 818,038	$ 848,285
Net Income	$ 36,593	$ 56,207
Income Per Diluted Share	$ 0.58	$ 0.89

The pro forma financial information for fiscal year 2001 included a nonrecurring charge related to Hungry Minds' restructuring and impairment writedowns amounting to $3 million after taxes, or $0.05 per share. Offsetting this charge was a nonrecurring gain related to Hungry Minds' revision of certain assumptions in the calculation of its sales returns reserve resulting in increased revenues, net income, and income per share of approximately $5 million, $3 million, and $0.05 per share, respectively.

During fiscal 2002, the Company also acquired publishing assets consisting of 47 higher education titles from Thomson Learning for approximately $16.1 million in cash. The titles are in such publishing areas as business, earth and biological sciences, foreign languages, mathematics, nutrition, and psychology. The excess of cost over the fair value of the tangible assets acquired amounted to approximately $13.5 million, relating to acquired publishing rights that are being amortized on a straight-line basis over 20 years.

In fiscal year 2001, the Company acquired interests in certain publishing properties for approximately $10.1 million, including an environmental remediation portal and database; a majority interest in an Oxford-based publisher of professional business and management titles; new agreements with certain prestigious scholarly and professional societies to publish their journals; and an investment in an informatics company. The cost of these investments was allocated primarily to investments, and to goodwill, acquired publication rights, and noncompete agreements that are being amortized on a straight-line basis over estimated average lives ranging from 5 to 20 years.

In fiscal year 2000, the Company acquired certain higher education titles and related assets for approximately $57 million in cash. The higher education titles included such disciplines as biology/anatomy and physiology, engineering, mathematics, economics, finance, and teacher education. In addition, the Company acquired the Jossey-Bass publishing company from Pearson, Inc., for approximately $81 million in cash. Jossey-Bass publishes books and journals for professionals and executives in such areas as business, psychology and nonprofit institution management. The Company also acquired the J.K. Lasser tax and financial guides for approximately $5 million in cash and other smaller acquisitions for approximately $2 million. The acquisitions were financed by available cash balances and short-term lines of credit. The cost of the acquisitions was allocated on the basis of the fair values of the assets acquired and the liabilities assumed. The excess of cost over the fair value of the tangible assets acquired amounted to approximately $143 million, relating primarily to acquired publication rights, goodwill, and noncompete agreements that are being amortized on a straight-line basis over estimated average lives ranging from 3 to 20 years.

All prior fiscal year acquisitions have been accounted for by the purchase method, and the accompanying financial statements include their results of operations since their respective dates of acquisition.

UNUSUAL ITEM

Fiscal 2002 operating results include an unusual charge to earnings amounting to approximately $12.3 million, or $7.7 million after tax, equal to $0.12 per diluted share ($0.13 per basic share) relating to the relocation of the Company's headquarters to Hoboken, New Jersey, from New York City, and includes lease payments of approximately $10.2 million on the vacated premises through April 2003, the term of the lease, and the accelerated depreciation of leasehold improvements and certain furniture and fixtures and equipment of approximately $2.1 million based on revised estimates of useful lives. The move is expected to take place during the first quarter of fiscal 2003.

INVENTORIES

Inventories at April 30 were as follows:

DOLLARS IN THOUSANDS	2002	2001
Finished Goods	$ 62,756	$ 46,353
Work-in-Process	6,845	4,481
Paper, Cloth, and Other	3,811	3,020
	73,412	53,854
LIFO Reserve	(3,613)	(3,091)
Total	$ 69,799	$ 50,763

PRODUCT DEVELOPMENT ASSETS

Product development assets consisted of the following at April 30:

DOLLARS IN THOUSANDS	2002	2001
Composition Costs	$ 29,505	$ 24,975
Royalty Advances	33,550	16,216
Total	$ 63,055	$ 41,191

Composition costs are net of accumulated amortization of $55,505 in 2002 and $52,593 in 2001.

PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at April 30:

DOLLARS IN THOUSANDS	2002	2001
Land and Land Improvements	$ 3,333	$ 3,333
Buildings and Leasehold Improvements	39,521	27,754
Furniture and Fixtures	37,355	31,752
Computer Equipment and Capitalized Software	74,873	58,104
	155,082	120,943
Accumulated Depreciation	(82,955)	(68,688)
Total	$ 72,127	$ 52,255

INTANGIBLE ASSETS

Intangible assets consisted of the following at April 30:

DOLLARS IN THOUSANDS	2002	2001
Goodwill	$ 215,142	$ 116,466
Branded Trademarks	57,900	—
Acquired Publication Rights	274,890	239,603
Noncompete Agreements	1,257	890
Pension	4,142	—
	553,331	356,959
Accumulated Amortization	(84,795)	(73,198)
Total	$468,536	$ 283,761

OTHER ACCRUED LIABILITIES

Included in other accrued liabilities was accrued compensation of approximately $32.4 and $21.5 million at April 30, 2002, and 2001, respectively, and accrued rent of $13.4 million at April 30, 2002, relating to vacated facilities.

INCOME TAXES

The provision for income taxes at April 30 was as follows:

DOLLARS IN THOUSANDS	2002	2001	2000
Currently Payable			
Federal	$ 14,984	$ 16,606	$ 19,501
Foreign	7,045	10,789	6,181
State and local	1,322	354	2,618
Total Current Provision	23,351	27,749	28,300
Deferred Provision (Benefit)			
Federal	(2,436)	(467)	(4,353)
Foreign	1,983	1,858	4,561
State and Local	904	2,169	1,735
Total Deferred Provision	451	3,560	1,943
Total Provision	$ 23,802	$ 31,309	$ 30,243

Included in the Company's consolidated statements of cash flows as cash provided by operating activities under the changes in other assets and liabilities caption are tax benefits related to the exercise of stock options amounting to $8.0, $3.5, and $3.7 million for 2002, 2001, and 2000, respectively, which serve to reduce current income taxes payable.

The Company's effective income tax rate as a percent of pretax income differed from the U.S. federal statutory rate as shown below:

	2002	2001	2000
U.S. Federal Statutory Rate	35.0%	35.0%	35.0%
State and Local Income Taxes Net of Federal Income Tax Benefit	1.7	2.0	3.9
Tax Benefit Derived From FSC Income	(3.0)	(3.5)	(3.6)
Foreign Source Earnings Taxed at Other Than U.S. Statutory Rate	(4.9)	.2	—
Amortization of Intangibles	2.0	1.8	2.0
Other — Net	(1.5)	(.8)	(.7)
Effective Income Tax Rate	29.3%	34.7%	36.6%

Deferred taxes result from temporary differences in the recognition of revenue and expense for tax and financial reporting purposes. The components of the provision for deferred taxes were as follows:

DOLLARS IN THOUSANDS	2002	2001	2000
Depreciation and Amortization	$ (1,562)	$ 404	$ (1,219)
Accrued Expenses	(3,138)	3,803	(1,147)
Provision for Sales Returns and Doubtful Accounts	4,417	(3,039)	(6,573)
Inventory	1,444	707	(561)
Retirement Benefits	882	(600)	752
Long-Term Liabilities	(5,714)	1,000	67
Alternative Minimum Tax Credit and Other Carryforwards	—	—	492
Net Operating Loss Carryforwards	861	1,690	17,205
Valuation Allowance	3,271	(305)	(5,683)
Other — Net	(10)	(100)	(1,390)
Total Deferred Provision (Benefit)	$ 451	$ 3,560	$ 1,943

The significant components of deferred tax assets and liabilities at April 30 were as follows:

DOLLARS IN THOUSANDS	2002 CURRENT	2002 LONG-TERM	2001 CURRENT	2001 LONG-TERM
Deferred Tax Assets				
Net Operating Loss Carryforwards	$ —	$ 1,875	$ —	$ 2,736
Reserve for Sales Returns and Doubtful Accounts	28,324	388	15,220	—
Inventory	848	—	—	—
Accrued Expenses	5,222	—	—	—
Costs Capitalized for Taxes	—	5,783	—	3,898
Retirement and Postemployment Benefits	—	3,890	—	4,772
Amortization of Intangibles	—	7,789	—	6,393
Total Deferred Tax Assets	34,394	19,725	15,220	17,799
Less: Valuation Allowance	—	(9,664)	—	(6,393)
Net Deferred Tax Assets	34,394	10,061	15,220	11,406
Deferred Tax Liabilities				
Inventory	—	—	(1,889)	—
Depreciation and Amortization	—	(2,292)	—	(90)
Accrued Expenses	—	(9,681)	—	(12,158)
Long-Term Liabilities	—	(11,012)	—	(17,095)
Total Deferred Tax Liabilities	—	(22,985)	(1,889)	(29,343)
Net Deferred Tax Assets (Liabilities)	$ 34,394	$(12,924)	$13,331	$(17,937)

Current taxes payable for 2002 and 2001 have been reduced by $0.9 and $1.3 million, respectively, relating to the utilization of net operating loss carryforwards. At April 30, 2002, the Company had aggregate unused net operating loss carryforwards of approximately $3.6 million, which may be available to reduce future taxable income primarily in foreign tax jurisdictions and generally have no expiration date. In general, the Company plans to continue to invest the undistributed earnings of its foreign subsidiaries in those businesses, and therefore no provision is made for taxes that would be payable if such earnings were distributed. At April 30, 2002, the undistributed earnings of foreign subsidiaries approximated $56.7 million and, if remitted currently, would result in additional taxes approximating $5.6 million.

NOTES PAYABLE AND DEBT

Long-term debt consisted of the following at April 30:

DOLLARS IN THOUSANDS	2002	2001
Term Loan Notes Payable Due		
September 2006	$ 200,000	$ —
October 2002 through 2003	65,000	95,000
	265,000	95,000
Less: Current Portion of Long-Term Debt	(30,000)	(30,000)
	$ 235,000	$ 65,000

The weighted average interest rate on the term loans was 3.17% and 6.68% during 2002 and 2001, respectively; and 2.56% and 5.24% at April 30, 2002, and 2001, respectively.

To finance the Hungry Minds acquisition, as well as to provide funds for general working capital and other needs, in fiscal 2002, the Company obtained an additional $300 million bank credit facility with 13 banks consisting of a $200 million five-year term loan facility to be repaid in September 2006. The Company has the option of borrowing at the following floating interest rates: (i) at a rate based on the London Interbank Offered Rate (LIBOR) plus an applicable margin ranging from .625% to 1.375% depending on the coverage ratio of debt to EBITDA; or (ii) at the higher of (a) the Federal Funds Rate plus .5% or (b) UBS's prime rate, plus an applicable margin ranging from 0% to .375% depending on the coverage ratio of debt to EBITDA. In addition, the Company pays a commitment fee ranging from .125% to .225% on the unused portion of the facility depending on the coverage ratio of debt to EBITDA.

The Company also has a $115 million credit agreement expiring on October 31, 2003, with eight banks. The credit agreement consists of a term loan of $65 million and a $50 million revolving credit facility. The Company has the option of borrowing at the following floating interest rates: (i) Eurodollars at a rate based on the London Interbank Offered Rate (LIBOR) plus an applicable margin ranging from .15% to .30% depending on certain coverage ratios; or (ii) dollars at a rate based on the current certificate of deposit rate, plus an applicable margin ranging from .275% to .425% depending on the coverage ratio of debt to EBITDA, or (iii) dollars at the higher of (a) the Federal Funds Rate plus .5% and (b) the banks' prime rate. In addition, the Company pays a facility fee ranging from .10% to .20 % on the total facility depending on the coverage ratio of debt to EBITDA.

In the event of a change of control, as defined, the banks have the option to terminate the agreements and require repayment of any amounts outstanding. Amounts outstanding under the term loans have mandatory repayments as follows:

DOLLARS IN THOUSANDS	2003	2004	2005	2006	2007
	$ 30,000	$ 35,000	—	—	$200,000

The credit agreements contain certain restrictive covenants related to minimum net worth, funded debt levels, an interest coverage ratio, and restricted payments, including a cumulative limitation for dividends paid and share repurchases. Under the most restrictive covenant, approximately $122 million was available for such restricted payments as of April 30, 2002.

The Company and its subsidiaries have other short-term lines of credit aggregating $30 million at various interest rates. Information relating to all short-term lines of credit follows:

DOLLARS IN THOUSANDS	2002	2001	2000
End of Year			
Amount outstanding	$ —	$ —	$ —
Weighted average interest rate	—	—	—
During the Year			
Maximum amount outstanding	$ 70,000	$ 48,445	$ 40,749
Average amount outstanding	$ 14,137	$ 9,018	$ 15,654
Weighted average interest rate	2.9%	6.7%	5.6%

Based on estimates of interest rates currently available to the Company for loans with similar terms and maturities, the fair value of notes payable and long-term debt approximates the carrying value.

COMMITMENTS AND CONTINGENCIES

The following schedule shows the composition of rent expense for operating leases:

DOLLARS IN THOUSANDS	2002	2001	2000
Minimum Rental	$ 21,394	$ 14,948	$ 14,614
Lease Escalation	3,069	2,484	2,352
Less: Sublease Rentals	(303)	—	—
Total	$ 24,160	$ 17,432	$ 16,966

Future minimum payments under operating leases aggregated $271.0 million at April 30, 2002. Annual payments under these leases are $34.5, $22.5, $21.9, $21.6, and $20.9 million for fiscal years 2003 through 2007, respectively. The Company has also entered into an agreement to purchase an office building in the U.K. upon completion of construction in fiscal year 2003 for approximately $13.3 million.

The Company is involved in routine litigation in the ordinary course of its business. In the opinion of management, the ultimate resolution of all pending litigation will not have a material effect upon the financial condition or results of operations of the Company.

RETIREMENT PLANS

The Company and its principal subsidiaries have contributory and noncontributory retirement plans that cover substantially all employees. The plans generally provide for employee retirement between the ages of 60 and 65, and benefits based on length of service and final average compensation, as defined.

The Company has agreements with certain officers and senior management personnel that provide for the payment of supplemental retirement benefits during each of the 10 years after the termination of employment. Under certain circumstances, including a change of control as defined, the payment of such amounts could be accelerated on a present value basis.

The Company provides life insurance and health care benefits, subject to certain dollar limitations and retiree contributions, for substantially all of its retired domestic employees. The cost of such benefits is expensed over the years that the employees render service and is funded on a pay-as-you-go, cash basis. The accumulated postretirement benefit obligation amounted to $1.0 million at April 30, 2002, and 2001, and the amount expensed in 2002 and prior years was not material.

The Company has a defined contribution 401(k) savings plan. The Company contribution is based on employee contributions and the level of Company match. The expense for this plan amounted to approximately $1.9, $1.7, and $1.5 million in 2002, 2001, and 2000, respectively.

The components of net pension expense for the defined benefit plans were as follows:

DOLLARS IN THOUSANDS	2002	2001	2000
Service Cost	$ 6,174	$ 5,263	$ 5,535
Interest Cost	8,044	7,426	7,034
Expected Return on Plan Assets	(6,987)	(7,351)	(7,321)
Net Amortization of Prior Service Cost	511	473	470
Net Amortization of Unrecognized Transition Asset	(213)	(819)	(843)
Recognized Net Actuarial (Gain) Loss	363	47	(166)
Net Pension Expense	$ 7,892	$ 5,039	$ 4,709

In fiscal 2002, the domestic plan was amended to provide that final average compensation be based on the highest three consecutive years ended December 31, 1997, or, if employed after that date, the first three consecutive years after that date. The impact on pension expense was not material. The Company may, but is not required to, update from time to time the ending date for the three-year period used to determine final average compensation. The net pension expense included above for the international plans amounted to approximately $3.8, $2.9, and $2.9 million for 2002, 2001, and 2000, respectively.

The following table sets forth the changes in and the status of the plans' assets and benefit obligations.

DOLLARS IN THOUSANDS	2002	2001
Plan Assets		
Fair Value, Beginning of Year	$ 86,484	$ 93,779
Actual Return on Plan Assets	(3,323)	(3,671)
Employer Contributions	3,623	3,591
Participants' Contributions	—	—
Benefits Paid	(4,482)	(4,125)
Foreign Currency Rate Changes	238	(3,090)
Fair Value, end of year	$ 82,540	$ 86,484
Benefit Obligation		
Balance, Beginning of Year	$(112,967)	$(106,350)
Service Cost	(6,174)	(5,263)
Interest Cost	(8,044)	(7,426)
Amendments	(2,399)	—
Actuarial Gain (Loss)	1,838	(1,400)
Benefits Paid	4,482	4,125
Foreign Currency Rate Changes	(33)	3,347
Balance, End of Year	$(123,297)	$(112,967)
Funded Status — Deficit	(40,757)	(26,483)
Unrecognized Net Transition Asset	(93)	(305)
Unrecognized Net Actuarial Loss	12,354	4,484
Unrecognized Prior Service Cost	4,987	3,266
Net Accrued Pension Cost	$ (23,509)	$ (19,038)
Amounts Recognized in the Balance Sheet Consist of:		
Deferred Pension Asset	$ 518	$ 2,431
Accrued Pension Liability	(28,169)	(21,469)
Intangible Asset	4,142	—
Net Amount Recognized	$ (23,509)	$ (19,038)
The Weighted Average Assumptions Used in Determining These Amounts Were as Follows:		
Discount Rate	7.1%	7.1%
Expected Return on Plan Assets	7.9%	8.0%
Rate of Compensation Increase	3.1%	3.0%

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the retirement plans with accumulated benefit obligations in excess of plan assets were $119,281, $105,953, and $78,088, respectively, as of April 30, 2002, and $25,113, $21,754, and $0 respectively, as of April 30, 2001.

EQUITY COMPENSATION PLANS

A summary of all equity compensation plans follows:

EQUITY COMPENSATION PLAN CATEGORY	(A) NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS, AND RIGHTS	(B) WEIGHTED-AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS, AND RIGHTS	(C) NUMBER OF SECURITIES AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN COLUMN (A)
Approved by Security Holders	4,599,704	$14.44	6,487,757
Not Approved by Security Holders	None	n/a	None
Total	4,599,704	$14.44	6,487,757

Under the Company's Long Term Incentive Plan, qualified employees are eligible to receive awards that may include stock options, performance stock awards, and restricted stock awards subject to an overall maximum of 8,000,000 shares and up to a maximum per year of 600,000 shares of Class A stock to any one individual.

The exercise price of options granted under the plan may not be less than 100% of the fair market value of the stock at the date of grant. Options are exercisable, in part or in full, over a maximum period of 10 years from the date of grant, and generally vest within five years from the date of the grant. Under certain circumstances relating to a change of control, as defined, the right to exercise options outstanding could be accelerated.

The Company elected to apply the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost is recognized for fixed stock option grants. Had compensation cost been recognized, net income would have been reduced on a pro forma basis by $2.9 million, or $0.05 per diluted share, in 2002; $2.2 million, or $0.04 per diluted share, in 2001; and $1.7 million, or $0.03 per diluted share, in 2000. For the pro forma calculations, the fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions for 2002, 2001, and 2000: risk-free interest rate of 5.2%, 6.2%, and 6.3%, respectively; dividend yield of 0.9%, 0.9%, and 1.0%, respectively; volatility of 33.6%, 28.1%, and 25.7%, respectively; and expected life of 7 to 9 years.

A summary of the activity and status of the Company's stock option plans follows:

	2002		2001		2000	
	OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE	OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE	OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE
Outstanding at Beginning of Year	5,080,703	$ 11.21	4,837,693	$ 8.88	4,820,884	$ 7.04
Granted	656,143	$ 23.15	663,000	$ 23.28	517,800	$ 20.47
Exercised	(1,131,142)	$ 4.95	(414,790)	$ 3.18	(476,591)	$ 2.74
Canceled	(6,000)	$ 17.91	(5,200)	$ 22.00	(24,400)	$ 12.28
Outstanding at End of Year	4,599,704	$ 14.44	5,080,703	$ 11.21	4,837,693	$ 8.88
Exercisable at End of Year	2,021,876	$ 8.05	2,408,257	$ 5.81	2,245,837	$ 4.66

The weighted average fair value of options granted during the year was $10.19, $9.76, and $8.69 in 2002, 2001, and 2000, respectively.

A summary of information about stock options outstanding and options exercisable at April 30, 2002, follows:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICES	Number of Options	Weighted Average Remaining Term	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$ 2.94 to $ 5.17	607,623	1.7 years	$ 4.35	607,623	$ 4.35
$ 6.56 to $ 8.63	1,227,902	4.4 years	$ 7.99	1,046,974	$ 7.89
$13.75 to $14.59	943,436	6.1 years	$13.88	329,936	$13.99
$17.25 to $20.56	597,943	7.5 years	$20.36	28,343	$19.68
$22.00 to $23.56	1,222,800	8.6 years	$23.48	9,000	$23.49
Total	4,599,704	5.9 years	$14.44	2,021,876	$ 8.05

Under the terms of the Company's executive long-term incentive plans, upon the achievement of certain three-year financial performance-based targets, awards will be payable in restricted shares of the Company's Class A Common stock. The restricted shares vest equally as to 50% on the first and second anniversary date after the award is earned. Compensation expense is charged to earnings over the respective three-year period. In addition, the Company granted restricted shares of the Company's Class A Common stock to key executive officers and others in connection with their employment. The restricted shares generally vest one-third at the end of the third, fourth, and fifth years following the date of the grant. Under certain circumstances relating to a change of control or termination, as defined, the restrictions would lapse and shares would vest earlier. Compensation expense is charged to earnings ratably over five years, or sooner, if vesting is accelerated, from the dates of grant. Restricted shares issued in connection with the above plans amounted to 12,000, 103,762, and 40,869 shares at weighted average fair values of $23.92, $19.98, and $18.26 per share in 2002, 2001, and 2000, respectively. Compensation expense is charged to earnings for the above amounted to $3.4, $2.9, and $2.6 million in 2002, 2001, and 2000 respectively.

Under the terms of the Company's Director Stock Plan, each member of the Board of Directors who is not an employee of the Company is awarded either (a) Class A Common stock equal to 50% of the board member's annual cash compensation, based on the stock price on the date of grant, or (b) stock options equal to 150% of the annual cash compensation divided by the stock price on the date of grant. Directors' stock options are 100% exercisable at date of grant. Directors may also elect to receive all or a portion of their cash compensation in stock. Under this plan 1,729, 7,680, and 14,172 shares were issued in 2002, 2001, and 2000, respectively. In addition, 24,343 stock options were granted in fiscal 2002 at an exercise price of $19.54. Compensation expense related to this plan amounted to approximately $.3, $.5, and $.4 million in 2002, 2001, and 2000, respectively.

CAPITAL STOCK AND CHANGES IN CAPITAL ACCOUNTS

Preferred stock consists of 2 million authorized shares with $1 par value. To date, no preferred shares have been issued. Common stock consists of 180 million authorized shares of Class A Common, $1 par value, and 72 million authorized shares of Class B Common, $1 par value.

Each share of the Company's Class B Common stock is convertible into one share of Class A Common stock. The holders of Class A stock are entitled to elect 30% of the entire Board of Directors and the holders of Class B stock are entitled to elect the remainder. On all other matters, each share of Class A stock is entitled to one-tenth of one vote and each share of Class B stock is entitled to one vote.

Under the Company's current stock repurchase program, up to 4 million shares of its Class A common stock may be purchased from time to time in the open market and through privately negotiated transactions. Through April 30, 2002, the Company repurchased 2,751,850 shares at an average price of $16.80 per share for a total cost of approximately $46.2 million under the program.

Changes in selected capital accounts were as follows:

DOLLARS IN THOUSANDS	COMMON STOCK Class A	COMMON STOCK Class B	ADDITIONAL PAID-IN CAPITAL	TREASURY STOCK
Balance at May 1, 1999	$ 67,548	$ 15,642	$ 13,045	$ (85,142)
Director Stock Plan Issuance			192	68
Executive Long-Term Incentive Plan Issuance			(188)	(6)
Purchase of Treasury Shares				(32,144)
Restricted Share Issuance			(48)	120
Issuance of Shares Under Employee Savings Plan			368	139
Exercise of Stock Options			809	(860)
Other	344	(343)		
Balance at May 1, 2000	$ 67,892	$ 15,299	$ 14,178	$ (117,825)
Director Stock Plan Issuance			79	26
Executive Long-Term Incentive Plan Issuance			542	272
Purchase of Treasury Shares				(6,890)
Restricted Share Issuance			986	(284)
Issuance of Shares Under Employee Savings Plan			361	127
Exercise of Stock Options			2,754	(352)
Other	145	(146)		
Balance at May 1, 2001	$ 68,037	$ 15,153	$ 18,900	$ (124,926)
Director Stock Plan Issuance			29	10
Executive Long-Term Incentive Plan Issuance			323	102
Purchase of Treasury Shares				(1,880)
Restricted Share Issuance			296	68
Issuance of Shares Under Employee Savings Plan			502	166
Exercise of Stock Options			6,788	3,126
Other	30	(29)		
Balance at April 30, 2002	$ 68,067	$ 15,124	$ 26,838	$ (123,334)

SEGMENT INFORMATION

The Company is a global publisher of print and electronic products, providing must-have content and services to customers worldwide. Core businesses include professional and consumer books and subscription services; scientific, technical, and medical journals, encyclopedias, books, and online products and services; and educational materials for undergraduate and graduate students and lifelong learners. The Company has publishing, marketing, and distribution centers in the United States, Canada, Europe, Asia, and Australia. The Company's reportable segments are based on the management reporting structure used to evaluate performance. Segment information is as follows:

DOLLARS IN THOUSANDS — 2002

	DOMESTIC SEGMENTS				EUROPEAN SEGMENT	OTHER SEGMENTS	ELIMINATIONS & CORPORATE ITEMS	TOTAL
	Professional/ Trade	Scientific, Technical, and Medical	Higher Education	Total Domestic				
Revenues								
External Customers	$ 238,060	$ 157,503	$ 119,833	$ 515,396	$ 151,442	$ 67,558	$ —	$ 734,396
Intersegment Sales	15,012	7,427	21,463	43,902	12,662	760	(57,324)	—
Total Revenues	$ 253,072	$164,930	$141,296	$559,298	$164,104	$68,318	$ (57,324)	$ 734,396
Direct Contribution to Profit	$ 62,141	$67,692	$44,272	$174,105	$54,613	$15,199	—	$243,917
Shared Services and Admin. Costs								(143,842)
Unusual Item Relocation Related Expenses								(12,312)
Operating Income								87,763
Interest Expense — Net								(6,645)
Income Before Taxes								$ 81,118
Assets	$ 397,054	$ 55,787	$ 103,496	$ 556,337	$ 198,432	$ 30,334	$ 111,042	$ 896,145
Goodwill Acquired	$ 90,656	—	—	$ 90,656	$ 11,646	$ 1,596	—	$ 103,898
Expenditures for Other Long-Lived Assets	$ 122,090	$ 7,581	$ 25,458	$ 155,129	$ 34,196	$ 3,112	$ 17,740	$ 210,177
Depreciation and Amortization	$ 19,096	$ 5,955	$ 11,330	$ 36,381	$ 11,922	$ 2,051	$ 8,968	$ 59,322

DOLLARS IN THOUSANDS — 2001

	DOMESTIC SEGMENTS				EUROPEAN SEGMENT	OTHER SEGMENTS	ELIMINATIONS & CORPORATE ITEMS	TOTAL
	Professional/ Trade	Scientific, Technical, and Medical	Higher Education	Total Domestic				
Revenues								
External Customers	$ 146,480	$ 148,452	$112,863	$ 407,795	$ 142,798	$ 63,197	$ —	$ 613,790
Intersegment Sales	15,623	7,667	20,218	43,508	12,488	1,133	(57,129)	—
Total Revenues	$ 162,103	$156,119	$133,081	$ 451,303	$155,286	$ 64,330	$ (57,129)	$ 613,790
Direct Contribution to Profit	$ 35,553	$ 71,475	$ 41,872	$ 148,900	$ 50,122	$ 14,730	—	$ 213,752
Shared Services and Admin. Costs								(118,328)
Operating Income								95,424
Interest Expense — Net								(5,197)
Income Before Taxes								$ 90,227
Assets	$ 172,364	$ 56,801	$ 84,462	$ 313,627	$ 157,436	$ 19,521	$ 97,418	$ 588,002
Goodwill Acquired	—	$ 2,417	—	$ 2,417	—	—	—	$ 2,417
Expenditures for Long-Lived Assets	$ 17,841	$ 11,013	$ 8,108	$ 36,962	$ 13,005	$2,751	$ 19,736	$ 72,454
Depreciation and Amortization	$ 15,256	$ 7,305	$ 10,216	$ 32,777	$ 11,868	$1,976	$ 7,260	$ 53,881

DOLLARS IN THOUSANDS	2000							
	DOMESTIC SEGMENTS				EUROPEAN SEGMENT	OTHER SEGMENTS	ELIMINATIONS & CORPORATE ITEMS	TOTAL
	Professional/ Trade	Scientific, Technical, and Medical	Higher Education	Total Domestic				
Revenues								
External Customers	$ 146,571	$ 143,329	$110,755	$400,655	$143,046	$ 62,323	$ —	$606,024
Intersegment Sales	16,065	7,115	18,366	41,546	10,869	743	(53,158)	$ —
Total Revenues	$ 162,636	$150,444	$ 129,121	$ 442,201	$ 153,915	$ 63,066	$ (53,158)	$606,024
Direct Contribution to Profit	$ 39,330	$ 63,754	$ 37,585	$ 140,669	$ 47,914	$ 13,269	—	$ 201,852
Shared Services and Admin. Costs								(112,848)
Operating Income								89,004
Interest Expense — Net								(6,373)
Income Before Taxes								$ 82,631
Assets	$ 179,590	$ 52,896	$ 89,101	$ 321,587	$ 152,603	$ 20,954	$ 74,193	$ 569,337
Goodwill Acquired	$ 61,618	—	—	$ 61,618	$ 800	—	—	$ 62,418
Expenditures for Other Long-Lived Assets	$ 41,087	$ 6,381	$ 65,834	$ 113,302	$ 6,605	$ 2,867	$ 8,876	$ 131,650
Depreciation and Amortization	$ 14,858	$ 8,708	$ 10,769	$ 34,335	$ 11,663	$ 1,905	$ 5,266	$ 53,169

Fiscal 2002 direct contribution to profit for the domestic scientific, technical, and medical segment includes a charge to earnings of $5 million representing a write-off of two small investments in an environmental remediation portal and database and an entrepreneurial informatics company. Intersegment sales are generally made at a fixed discount from list price. Shared services and administrative costs include costs for such services as information technology, distribution, occupancy, human resources, finance, and administration. These costs are not allocated, as they support the Company's worldwide operations. Corporate assets primarily consist of cash and cash equivalents, deferred tax benefits, and certain property and equipment. Export sales from the United States to unaffiliated international customers amounted to approximately $74.3, $66.0, and $62.1 million in 2002, 2001, and 2000, respectively. The pretax income for consolidated international operations was approximately $28.4, $30.0, and $25.5 million in 2002, 2001, and 2000, respectively.

Worldwide revenues for the Company's core businesses were as follows:

	REVENUES		
DOLLARS IN THOUSANDS	2002	2001	2000
Professional/Trade	$292,054	$ 196,787	$ 197,790
Scientific, Technical, and Medical	276,510	259,094	253,683
Higher Education	165,832	157,909	154,551
Total	$734,396	$ 613,790	$606,024

Revenues from external customers based on the location of the customer, and long-lived assets by geographic area were as follows:

	REVENUES			LONG-LIVED ASSETS		
	2002	2001	2000	2002	2001	2000
Domestic	$ 473,145	$364,559	$ 357,365	$446,103	$260,034	$ 257,041
International						
United Kingdom	35,427	33,403	32,269	39,218	19,783	14,426
Germany	34,818	32,411	33,862	126,786	110,751	113,293
Other countries	191,006	183,417	182,528	7,428	4,519	4,071
Total International	261,251	249,231	248,659	173,432	135,053	131,790
Total	$734,396	$ 613,790	$606,024	$ 619,535	$395,087	$ 388,831

REPORTS OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND THE SHAREHOLDERS OF JOHN WILEY & SONS, INC.:

We have audited the accompanying consolidated statement of financial position of John Wiley & Sons, Inc. and subsidiaries as of April 30, 2002, and the related consolidated statements of income and retained earnings, comprehensive income, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of John Wiley & Sons, Inc. and subsidiaries as of April 30, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

KPMG LLP
New York, New York

June 5, 2002

The following report of Arthur Andersen LLP ("Andersen") is a copy of the original report dated June 5, 2001, rendered on the prior years' financial statements. The SEC has recently provided regulatory relief designed to allow public companies to dispense with the requirement that they file a re-issued report of Andersen in certain circumstances. After reasonable efforts, we have not been able to obtain a re-issued report from Andersen, and accordingly, should you wish to pursue claims against Andersen in connection with those financial statements, your ability to seek remedies and obtain relief against Andersen may be impaired.

TO THE BOARD OF DIRECTORS AND THE SHAREHOLDERS OF JOHN WILEY & SONS, INC.:

We have audited the accompanying consolidated statements of financial position of John Wiley & Sons, Inc. (a New York corporation), and subsidiaries as of April 30, 2001 and 2000, and the related consolidated statements of income and retained earnings, comprehensive income, and cash flows for each of the two years in the period ended April 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of John Wiley & Sons, Inc., and subsidiaries as of April 30, 2001 and 2000, and the results of their operations and their cash flows for each of the two years in the period ended April 30, 2001, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP
New York, New York

June 5, 2001

SELECTED FINANCIAL DATA

JOHN WILEY & SONS, INC., AND SUBSIDIARIES DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA	FOR THE YEARS ENDED APRIL 30 2002	2001	2000	1999	1998
Revenues	$734,396	$ 613,790	$606,024	$ 519,164	$ 478,075
Operating Income	87,763[a]	95,424	89,004	63,654	40,864
Gain on Sale of Publishing Assets	—	—	—	—	21,292
Net Income	57,316[a]	58,918	52,388	39,709	36,588[b]
Working Capital	(45,134)[c]	(57,226)[c]	(76,939)[c]	60,870	59,257
Total Assets	896,145	588,002	569,337	528,552	506,914
Long-Term Debt	235,000	65,000	95,000	125,000	125,000
Shareholders' Equity	276,650	220,023	172,738	162,212	160,751
Per Share Data					
Income Per Share					
Diluted	.91[a]	.93	.81	.60	.55[b]
Basic	.94[a]	.97	.85	.63	.58[b]
Cash Dividends					
Class A Common	.18	.16	.14	.13	.11
Class B Common	.18	.16	.13	.11	.10
Book Value — End of Year	4.48	3.62	2.85	2.60	2.51

[a] Fiscal 2002 includes an unusual charge to earnings amounting to approximately $12,312, or $7,683 after tax, equal to $0.12 per diluted share ($0.13 per basic share) relating to the relocation of the Company's headquarters, and includes lease payments on the vacated premises and the accelerated depreciation of leasehold improvements and certain furniture and fixtures and equipment based on revised estimates of useful lives.

[b] Fiscal 1998 includes unusual items amounting to $9,713 after tax, equal to $0.14 per diluted share ($0.15 per basic share) relating to the gain on the sale of the domestic law publishing program, net of a write-down of certain intangible assets and other items. Excluding the unusual items, net income would have been $26,875, or $0.41 per diluted share and $0.43 per basic share.

[c] Working capital is negative as a result of including in current liabilities the deferred subscription revenues related to journal subscriptions for which the cash has been received and which will be recognized into income as the journals are shipped or made available online to the customer, or over the term of the subscription as services are rendered.

RESULTS BY QUARTER (UNAUDITED)

JOHN WILEY & SONS, INC. AND SUBSIDIARIES DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA	2002	2001
Revenues		
First Quarter	$ 161,044	$ 153,928
Second Quarter	176,201	160,561
Third Quarter	207,981	163,798
Fourth Quarter	189,170	135,503
Fiscal Year	$ 734,396	$ 613,790
Operating Income		
First Quarter	$ 30,537	$ 27,943
Second Quarter	28,913	28,305
Third Quarter	34,716	28,696
Fourth Quarter	(6,403)[a]	10,480
Fiscal Year	$ 87,763[a]	$ 95,424
Net Income		
First Quarter	$ 19,541	$ 16,474
Second Quarter	17,914	16,945
Third Quarter	21,352	17,281
Fourth Quarter	(1,491)[a]	8,218
Fiscal Year	$ 57,316[a]	$ 58,918

Income Per Share	DILUTED	BASIC	DILUTED	BASIC
First Quarter	$ .31	$ .32	$ .26	$ .27
Second Quarter	.28	.29	.27	.28
Third Quarter	.34	.35	.27	.28
Fourth Quarter	(.02)[a]	(.02)[a]	.13	.14
Fiscal Year	.91[a]	.94[a]	.93	.97

[a] Fiscal 2002 includes an unusual charge to earnings amounting to approximately $12,312, or $7,683 after tax, equal to $0.12 per diluted share ($0.13 per basic share) relating to the relocation of the Company's headquarters and includes lease payments on the vacated premises and the accelerated depreciation of leasehold improvements and certain furniture and fixtures and equipment based on revised estimates of useful lives.

QUARTERLY SHARE PRICES, DIVIDENDS, AND RELATED STOCKHOLDER MATTERS

The Company's Class A and Class B shares are listed on the New York Stock Exchange under the symbols JWa and JWb, respectively. Dividends per share and the market price range by fiscal quarter for the past two fiscal years were as follows:

	CLASS A COMMON STOCK			CLASS B COMMON STOCK		
		Market Price			Market Price	
	Dividends	High	Low	Dividends	High	Low
2002						
First Quarter	$ .05	$23.68	$18.95	$ .05	$23.65	$19.00
Second Quarter	.05	22.59	19.54	.05	22.60	19.45
Third Quarter	.05	24.10	20.00	.05	23.90	19.95
Fourth Quarter	.05	27.46	22.26	.05	27.45	22.40
2001						
First Quarter	$ .04	$25.69	$17.56	$ .04	$25.50	$ 17.44
Second Quarter	.04	23.25	19.88	.04	23.21	19.88
Third Quarter	.04	22.50	18.75	.04	22.00	19.00
Fourth Quarter	.04	21.47	18.15	.04	21.45	18.25

As of April 30, 2002, the approximate number of holders of the Company's Class A and Class B Common Stock were 1,220 and 164, respectively, based on the holders of record and other information available to the Company.

The Company's credit agreement contains certain restrictive covenants related to the payment of dividends and share repurchases. Under the most restrictive covenant, approximately $122 million was available for such restricted payments. Subject to the foregoing, the Board of Directors considers quarterly the payment of cash dividends based upon its review of earnings, the financial position of the Company, and other relevant factors.



WILEY BOARD OF DIRECTORS ELECTS NEW CHAIRMAN

In May 2002, Bradford Wiley II announced his intention to retire as Chairman of the Board of Directors effective September 19, 2002. Brad Wiley will continue as a Director of the Company. A member of the sixth generation of the Wiley family to participate in the firm, Brad Wiley has been a member of the Board since 1979 and was elected Chairman in December 1992. His service as Chairman has been distinguished by his focus on effective and accountable corporate governance.

Based on the recommendation of its Governance and Compensation Committee, the Board unanimously elected Peter Booth Wiley to succeed Brad Wiley as Chairman. A journalist and author, Peter Wiley has written numerous articles and several books, mostly recently *National Trust Guide/San Francisco: America's Guide for Architecture and History Travelers*. He has been a member of the Company's Board of Directors since 1984.

(TOP PHOTO) Peter Booth Wiley, Brad Wiley II
















WILEY LEADERSHIP TEAM

(TOP TO BOTTOM, LEFT TO RIGHT)

William J. Pesce
Ellis E. Cousens
Stephen A. Kippur
William J. Arlington
Peter W. Clifford
Timothy B. King
Richard S. Rudick
Deborah E. Wiley
Warren Fristensky
Dr. John Jarvis
Clifford Kline
Bonnie Lieberman
Stephen M. Smith
Eric A. Swanson

BOARD OF DIRECTORS

WARREN J. BAKER[3]
President,
California Polytechnic State University at San Luis Obispo

H. ALLEN FERNALD[1,2]
President and Chief Executive Officer,
Down East Enterprises, Inc.

LARRY FRANKLIN[2]
Chairman of the Board,
Harte-Hanks, Inc.

JOHN L. MARION, JR.[2]
Partner,
Hendrie Investments LLC

HENRY A. MCKINNELL[1,3]
Chairman, Chief Executive Officer and Director,
Pfizer Inc.

WILLIAM J. PESCE[1]
President and Chief Executive Officer

WILLIAM R. SUTHERLAND[2]
Private Consultant

BRADFORD WILEY II
Outgoing Chairman of the Board[4]

PETER B. WILEY[3]
Incoming Chairman of the Board[4]

1 EXECUTIVE COMMITTEE
2 AUDIT COMMITTEE
3 GOVERNANCE & COMPENSATION COMMITTEE
4 EFFECTIVE SEPTEMBER 19, 2002

CORPORATE OFFICERS

BRADFORD WILEY II
Chairman of the Board

WILLIAM J. PESCE
President and Chief Executive Officer

ELLIS E. COUSENS
Executive Vice President; Chief Financial and Operations Officer

STEPHEN A. KIPPUR
Executive Vice President and President, Professional/Trade

WILLIAM J. ARLINGTON
Senior Vice President,
Human Resources

PETER W. CLIFFORD
Senior Vice President,
Finance

TIMOTHY B. KING
Senior Vice President,
Planning and Development

RICHARD S. RUDICK
Senior Vice President,
General Counsel

DEBORAH E. WILEY
Senior Vice President,
Corporate Communications

EDWARD J. MELANDO
Vice President,
Corporate Controller

JOSEPHINE A. BACCHI
Corporate Secretary

WALTER J. CONKLIN
Treasurer

DIVISION & SUBSIDIARY OFFICERS

WARREN FRISTENSKY
Vice President, Information Technology; Chief Information Officer

DR. JOHN JARVIS
Senior Vice President, Europe;
Managing Director,
Wiley Europe Limited

CLIFFORD KLINE
Vice President, Customer and Product Support Operations

BONNIE LIEBERMAN
Senior Vice President,
Higher Education

STEPHEN M. SMITH
Senior Vice President,
International Development;
Publishing Director, Professional/Trade,
Wiley Europe Limited

ERIC A. SWANSON
Senior Vice President, Scientific, Technical, and Medical

DR. MANFRED ANTONI
Managing Director,
Wiley-VCH

PETER C. DONOUGHUE
Managing Director,
John Wiley & Sons Australia, Ltd.

STEVEN MIRON
Vice President,
John Wiley & Sons, Asia

DIANE WOOD
President, John Wiley & Sons Canada, Ltd.

CORPORATE INFORMATION

TRANSFER AGENT
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
Telephone 800.368.5948
Email info@rtco.com
Website www.rtco.com

INDEPENDENT PUBLIC ACCOUNTANTS
KPMG LLP
345 Park Avenue
New York, NY 10154

ANNUAL MEETING
To be held on Thursday, September 19, 2002, at 9:30 A.M. local time, at Company Headquarters, 111 River Street, Hoboken, NJ 07030.

FORM 10K
Available from J. Bacchi,
Corporate Secretary,
John Wiley & Sons, Inc.
111 River Street
Hoboken, NJ 07030
email invest@wiley.com

DIVIDENDS
On June 21, 2002, the Board of Directors approved a quarterly dividend of $0.05 per share on both Class A Common and Class B Common shares, payable on July 19, 2002, to shareholders of record as of July 5, 2002.

EMPLOYMENT
John Wiley & Sons, Inc., is an equal opportunity employer.

CORPORATE HEADQUARTERS & MAIN EDITORIAL OFFICES
John Wiley & Sons, Inc.
111 River Street
Hoboken, NJ 07030
Telephone 201.748.6000
Facsimile 201.748.6088
Email info@wiley.com
Website www.wiley.com

U.S. DISTRIBUTION CENTER
John Wiley & Sons, Inc.
1 Wiley Drive
Somerset, NJ 08875-1272
Telephone 800.225.5945

CANADA
John Wiley & Sons Canada, Ltd.
22 Worcester Road
Etobicoke, Ontario M9W1L1
Canada
Telephone 416.236.4433
Facsimile 416.236.4447
Email canada@wiley.com

EUROPE
Wiley Europe Limited
The Atrium
Southern Gate, Chichester
West Sussex PO19 8SQ
England
Telephone 44.1243.779777
Facsimile 44.1243.775878
Email customer@wiley.co.uk

Wiley-VCH
Boschstrasse 12
D-69469 Weinheim, Germany
Telephone 49.6201.6060
Facsimile 49.6201.606328
Email info@wiley-vch.de

Australia
John Wiley & Sons
Australia, Ltd.
33 Park Road P.O. Box 1226
Milton, Queensland 4064
Australia
Telephone 07.3859.9755
Facsimile 07.3859.9715
Email brisbane@johnwiley.com.au

Singapore
John Wiley & Sons (Asia) Pte. Ltd.
2 Clementi Loop #02-01
Singapore 129809
Telephone 65-4632400
Facsimile 65-4634603
Email wiley@singnet.com.sg.

This document is a publication of Wiley's Corporate Communications Department and was composed on a desktop microcomputer using Quark XPress,® Adobe Photoshop,® and Illustrator.®

An electronic version of this report is available online at www.wiley.com. Quarterly earnings results will also be posted on the site on the day they are issued; anyone who wishes to receive a print copy of any of the quarterly earnings press releases should contact J. Bacchi at the address listed on this page.

Corporate Communications
Susan Spilka

Concept and Design
Bernhardt Fudyma Design Group

Portrait Photography
(Interior, in order of appearance)
Matt Cooke 2 (left)
Lorna Smith 2 (right)
Kate Swan 3, 4 (lower left), 7
David Rafié 4 (upper right), 6
Matthew Plexman Cover, 5
Arnold Adler 48

Product Photography
David Hughes 5, 6, 10, 14, 15

Printing
Tanagraphics, Inc.

WILEY

John Wiley & Sons, Inc.
111 River Street
Hoboken, NJ 07030
201.748.6000
www.wiley.com